United States
Securities and Exchange Commission
Washington, D.C. 20549

PE 8-1-02

# FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934



For the month of August, 2002



## GRUMA, S.A. de C.V. (GRUMA, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

**TABLE OF CONTENTS**

ITEM 1
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

**Impresión Final**

| REFS | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 1 | **ACTIVO TOTAL** | **20,431,717** | 100 | **21,402,853** | 100 |
| 2 | **ACTIVO CIRCULANTE** | **4,870,309** | **24** | **5,212,262** | **24** |
| 3 | EFECTIVO E INVERSIONES TEMPORALES | 256,748 | 1 | 472,822 | 2 |
| 4 | CLIENTES Y DOCUMENTOS POR COBRAR (NETO) | 2,057,905 | 10 | 2,036,466 | 10 |
| 5 | OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 679,638 | 3 | 658,017 | 3 |
| 6 | INVENTARIOS | 1,701,565 | 8 | 1,767,259 | 8 |
| 7 | OTROS ACTIVOS | 174,453 | 1 | 277,698 | 1 |
| 8 | **LARGO PLAZO** | **1,502,511** | **7** | **1,573,829** | **7** |
| 9 | CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 257,268 | 1 | 324,154 | 2 |
| 10 | INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 1,226,112 | 6 | 1,231,819 | 6 |
| 11 | OTRAS INVERSIONES | 19,131 | 0 | 17,856 | 0 |
| 12 | **INMUEBLES, PLANTA Y EQUIPO** | **12,234,726** | **60** | **12,348,047** | **58** |
| 13 | INMUEBLES | 4,851,571 | 24 | 5,141,938 | 24 |
| 14 | MAQUINARIA Y EQUIPO INDUSTRIAL | 12,835,075 | 63 | 13,788,802 | 64 |
| 15 | OTROS EQUIPOS | 632,298 | 3 | 529,590 | 2 |
| 16 | DEPRECIACION ACUMULADA | 6,193,364 | 30 | 7,379,097 | 34 |
| 17 | CONSTRUCCIONES EN PROCESO | 109,146 | 1 | 266,814 | 1 |
| 18 | **ACTIVO DIFERIDO (NETO)** | **1,804,324** | **9** | **2,251,812** | **11** |
| 19 | **OTROS ACTIVOS** | **19,847** | **0** | **16,903** | **0** |
| 20 | **PASIVO TOTAL** | **8,854,677** | **100** | **10,030,442** | **100** |
| 21 | **PASIVO CIRCULANTE** | **2,622,067** | **30** | **2,287,495** | **23** |
| 22 | PROVEEDORES | 580,448 | 7 | 537,492 | 5 |
| 23 | CREDITOS BANCARIOS | 666,961 | 8 | 198,840 | 2 |
| 24 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 25 | IMPUESTOS POR PAGAR | 12,564 | 0 | 22,972 | 0 |
| 26 | OTROS PASIVOS CIRCULANTES | 1,362,094 | 15 | 1,528,191 | 15 |
| 27 | **PASIVO A LARGO PLAZO** | **5,912,018** | **67** | **6,980,263** | **70** |
| 28 | CREDITOS BANCARIOS | 5,880,254 | 66 | 6,775,477 | 68 |
| 29 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 30 | OTROS CREDITOS | 31,764 | 0 | 204,786 | 2 |
| 31 | **CREDITOS DIFERIDOS** | **320,592** | **4** | **762,684** | **8** |
| 32 | **OTROS PASIVOS** | **0** | **0** | **0** | **0** |
| 33 | **CAPITAL CONTABLE** | **11,577,040** | 100 | **11,372,411** | 100 |
| 34 | **PARTICIPACION MINORITARIA** | **2,374,793** | **21** | **2,069,487** | **18** |
| 35 | **CAPITAL CONTABLE MAYORITARIO** | **9,202,247** | **79** | **9,302,924** | **82** |
| 36 | **CAPITAL CONTRIBUIDO** | **13,265,740** | **115** | **13,071,714** | **115** |
| 37 | CAPITAL SOCIAL PAGADO (NOMINAL) | 4,378,459 | 38 | 4,265,844 | 38 |
| 38 | ACTUALIZACION CAPITAL SOCIAL PAGADO | 5,780,448 | 50 | 5,785,261 | 51 |
| 39 | PRIMA EN VENTA DE ACCIONES | 3,106,833 | 27 | 3,020,609 | 27 |
| 40 | APORTACIONES PARA FUTUROS AUMENTOS DE | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL GANADO (PERDIDO)** | **(4,063,493)** | **(35)** | **(3,768,790)** | **(33)** |
| 42 | RESULTADOS ACUMULADOS Y RESERVA DE | 6,156,388 | 53 | 5,776,247 | 51 |
| 43 | RESERVA PARA RECOMPRA DE ACCIONES | 993,410 | 9 | 1,167,737 | 10 |
| 44 | EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE | (11,307,695) | (98) | (10,983,223) | (97) |
| 45 | **RESULTADO NETO DEL EJERCICIO** | 94,404 | 1 | 270,449 | 2 |

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**

**GRUMA, S.A. DE C.V.**

**ESTADO DE SITUACION FINANCIERA**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**CONSOLIDADO**

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 3 | **EFECTIVO E INVERSIONES TEMPORALES** | **256,748** | 100 | **472,822** | |
| 46 | EFECTIVO | 189,230 | 74 | 105,898 | 22 |
| 47 | INVERSIONES TEMPORALES | 67,518 | 26 | 366,924 | 78 |
| 18 | **CARGOS DIFERIDOS** | **1,804,324** | 100 | **2,251,812** | |
| 48 | GASTOS AMORTIZABLES (NETO) | 859,906 | 48 | 1,246,954 | 55 |
| 49 | CREDITO MERCANTIL | 912,728 | 51 | 907,177 | 40 |
| 50 | IMPUESTOS DIFERIDOS | 31,690 | 2 | 97,681 | 4 |
| 51 | OTROS | 0 | 0 | 0 | 0 |
| 21 | **PASIVO CIRCULANTE** | **2,622,067** | 100 | **2,287,495** | 100 |
| 52 | PASIVOS EN MONEDA EXTRANJERA | 2,152,132 | 82 | 1,692,804 | 74 |
| 53 | PASIVOS EN MONEDA NACIONAL | 469,935 | 18 | 594,691 | 26 |
| 24 | **CREDITOS BURSATILES CORTO PLAZO** | **0** | 100 | **0** | |
| 54 | PAPEL COMERCIAL | 0 | 0 | 0 | 0 |
| 55 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| 56 | PORCION CIRCULANTE DE OBLIGACIONES | 0 | 0 | 0 | 0 |
| 26 | **OTROS PASIVOS CIRCULANTES** | **1,362,094** | 100 | **1,528,191** | 100 |
| 57 | OTROS PASIVOS CIRCULANTES CON COSTO | 0 | 0 | 13,405 | 1 |
| 58 | OTROS PASIVOS CIRCULANTES SIN COSTO | 1,362,094 | 100 | 1,514,786 | 99 |
| 27 | **PASIVO A LARGO PLAZO** | **5,912,018** | 100 | **6,980,263** | |
| 59 | PASIVO EN MONEDA EXTRANJERA | 5,904,389 | 100 | 6,973,032 | 100 |
| 60 | PASIVO EN MONEDA NACIONAL | 7,629 | 0 | 7,231 | 0 |
| 29 | **CREDITOS BURSATILES LARGO PLAZO** | **0** | 100 | **0** | |
| 61 | OBLIGACIONES | 0 | 0 | 0 | 0 |
| 62 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| 30 | **OTROS CREDITOS** | **31,764** | 100 | **204,786** | 100 |
| 63 | OTROS CREDITOS CON COSTO | 0 | 0 | 156,521 | 76 |
| 64 | OTROS CREDITOS SIN COSTO | 31,764 | 100 | 48,265 | 24 |
| 31 | **CREDITOS DIFERIDOS** | **320,592** | 100 | **762,684** | |
| 65 | CREDITO MERCANTIL | 0 | 0 | 215,015 | 28 |
| 66 | IMPUESTOS DIFERIDOS | 319,675 | 100 | 547,669 | 72 |
| 67 | OTROS | 917 | 0 | 0 | 0 |
| 32 | **OTROS PASIVOS** | **0** | 100 | **0** | 100 |
| 68 | RESERVAS | 0 | 0 | 0 | 0 |
| 69 | OTROS PASIVOS | 0 | 0 | 0 | 0 |
| 44 | **EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE** | **(11,307,695)** | 100 | **(10,983,223)** | |
| 70 | RESULTADO ACUMULADO POR POSICION | 0 | 0 | 0 | 0 |
| 71 | RESULTADO POR TENENCIA DE ACTIVOS NO MONETA-RIOS | (11,307,695) | (100) | (10,983,223) | (100) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE SITUACION** **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 72 | CAPITAL DE TRABAJO | 2,248,242 | 2,924,767 |
| 73 | FONDO PARA PENSIONES Y PRIMA DE | 0 | 0 |
| 74 | NUMERO DE FUNCIONARIOS (*) | 0 | 0 |
| 75 | NUMERO DE EMPLEADOS (*) | 5,888 | 6,183 |
| 76 | NUMERO DE OBREROS (*) | 8,808 | 9,424 |
| 77 | NUMERO DE ACCIONES EN CIRCULACION | 448,429,186 | 433,935,586 |
| 78 | NUMERO DE ACCIONES RECOMPRADAS (*) | 4,120,766 | 18,614,366 |

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **8,753,441** | **100** | **8,895,281** | **100** |
| 2 | COSTO DE VENTAS | 5,442,115 | 62 | 5,689,480 | 64 |
| **3** | **RESULTADO** | **3,311,326** | **38** | **3,205,801** | **36** |
| 4 | GASTOS DE | 2,690,037 | 31 | 2,815,274 | 32 |
| **5** | **RESULTADO DE OPERACION** | **621,289** | **7** | **390,527** | **4** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | 336,834 | 4 | 30,546 | 0 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **284,455** | **3** | **359,981** | **4** |
| 8 | OTRAS OPERACIONES FINANCIERAS | (39,877) | 0 | (40,992) | 0 |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **324,332** | **4** | **400,973** | **5** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 173,681 | 2 | 101,756 | 1 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **150,651** | **2** | **299,217** | **3** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS | 34,466 | 0 | 49,149 | 1 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **185,117** | **2** | **348,366** | **4** |
| 14 | RESULTADO POR OPERACIONES (NETO) | 0 | 0 | 0 | 0 |
| **15** | **RESULTADO NETO ANTES DE EXTRAORDINARIAS** | **185,117** | **2** | **348,366** | **4** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **185,117** | **2** | **348,366** | **4** |
| 19 | PARTICIPACION MINORITARIA | 90,713 | 1 | 77,917 | 1 |
| **20** | **RESULTADO NETO MAYORITARIO** | **94,404** | **1** | **270,449** | **3** |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 2002

**GRUMA, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| **1** | **VENTAS NETAS** | **8,753,441** | **100** | **8,895,281** | **100** |
| 21 | NACIONALES | 3,071,679 | 35 | 2,979,140 | 33 |
| 22 | EXTRANJERAS | 5,681,762 | 65 | 5,916,141 | 67 |
| 23 | CONVERSION EN DOLARES (***) | 570,458 | 7 | 650,841 | 7 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **336,834** | **100** | **30,546** | **100** |
| 24 | INTERESES PAGADOS | 274,515 | 81 | 358,358 | 1,173 |
| 25 | PERDIDA EN CAMBIOS | 1,369,075 | 406 | 559,920 | 1,833 |
| 26 | INTERESES GANADOS | 31,424 | 9 | 45,070 | 148 |
| 27 | GANANCIA EN CAMBIOS | 1,229,501 | 365 | 678,611 | 2,222 |
| 28 | RESULTADO POR POSICION MONETARIA | (45,831) | (14) | (164,051) | (537) |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **(39,877)** | **100** | **(40,992)** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | (39,877) | (100) | (40,992) | (100) |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **173,681** | **100** | **101,756** | **100** |
| 32 | I.S.R. | 104,964 | 60 | 81,327 | 80 |
| 33 | I.S.R. DIFERIDO | 66,537 | 38 | 13,897 | 14 |
| 34 | P.T.U. | 2,071 | 1 | 2,498 | 2 |
| 35 | P.T.U. DIFERIDA | 109 | 0 | 4,034 | 4 |

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 36 | VENTAS TOTALES | 8,753,442 | 8,895,282 |
| 37 | RESULTADO FISCAL DEL EJERCICIO | 0 | 0 |
| 38 | VENTAS NETAS (**) | 17,949,210 | 18,167,007 |
| 39 | RESULTADO DE OPERACION (**) | 1,163,977 | 809,701 |
| 40 | RESULTADO NETO MAYORITARIO (**) | 141,463 | 509,591 |
| 41 | RESULTADO NETO (**) | 337,048 | 687,168 |

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2002 Y 2001
(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 1 | **RESULTADO NETO** | **185,117** | **348,366** |
| 2 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS | 436,411 | 364,261 |
| 3 | **FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC** | **621,528** | **712,627** |
| 4 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO | 54,124 | 286,271 |
| 5 | **RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION** | **675,652** | **998,898** |
| 6 | FLUJO DERIVADO POR FINANCIAMIENTO AJENO | (376,711) | (99,146) |
| 7 | FLUJO DERIVADO POR FINANCIAMIENTO PROPIO | (86,632) | (320,462) |
| 8 | **RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO** | **(463,343)** | **(419,608)** |
| 9 | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(347,534)** | **(225,050)** |
| 10 | INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES | (135,225) | 354,240 |
| 11 | EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO | 391,973 | 118,582 |
| 12 | EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO | 256,748 | 472,822 |

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO Importe |
|---|---|---|---|
| **2** | **+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS** | **436,411** | **364,261** |
| 13 | + DEPRECIACION Y AMORTIZACION DEL | 400,702 | 394,399 |
| 14 | + (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD | 3,529 | 1,080 |
| 15 | + (-) PERDIDA (GANANCIA) NETA EN CAMBIOS | 0 | 0 |
| 16 | + (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS | 0 | 0 |
| 17 | + (-) OTRAS PARTIDAS | 32,180 | (31,218) |
| **4** | **FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO** | **54,124** | **286,271** |
| 18 | + (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR | (162,379) | 170,461 |
| 19 | + (-) DECREMENTO (INCREMENTO) EN INVENTARIOS | 398,496 | 607,819 |
| 20 | + (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS | (36,020) | (119,397) |
| 21 | + (-) INCREMENTO (DECREMENTO) EN | (153,304) | (614,029) |
| 22 | + (-) INCREMENTO (DECREMENTO) EN OTROS | 7,331 | 241,417 |
| **6** | **FLUJO DERIVADO POR FINANCIAMIENTO AJENO** | **(376,711)** | **(99,146)** |
| 23 | + FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO | (40,008) | (493,839) |
| 24 | + FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO | 941,636 | 1,880,671 |
| 25 | + DIVIDENDOS COBRADOS | 0 | 0 |
| 26 | + OTROS FINANCIAMIENTOS | 0 | 0 |
| 27 | (-) AMORTIZACION DE FINANCIAMIENTOS | (1,278,339) | (1,485,978) |
| 28 | (-) AMORTIZACION DE FINANCIAMIENTOS | 0 | 0 |
| 29 | (-) AMORTIZACION DE OTROS | 0 | 0 |
| **7** | **FLUJO DERIVADO POR FINANCIAMIENTO PROPIO** | **(86,632)** | **(320,462)** |
| 30 | + (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL | 0 | 0 |
| 31 | (-) DIVIDENDOS PAGADOS | (90,301) | (264,267) |
| 32 | + PRIMA EN VENTA DE ACCIONES | 0 | 0 |
| 33 | + APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 3,669 | (56,195) |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(347,534)** | **(225,050)** |
| 34 | + (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE | (5,100) | (261) |
| 35 | (-) ADQUISICION DE INMUEBLES, PLANTA Y | (337,128) | (161,118) |
| 36 | (-) INCREMENTO EN CONSTRUCCIONES EN | 0 | 0 |
| 37 | + VENTAS DE OTRAS INVERSIONES CON PERMANENTE | 0 | 0 |
| 38 | + VENTAS DE ACTIVOS FIJOS TANGIBLES | 0 | 0 |
| 39 | + (-) OTRAS PARTIDAS | (5,306) | (63,671) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**RAZONES Y PROPORCIONES**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF P | CONCEPTOS | TRIMESTRE AÑO ACTUAL | TRIMESTRE AÑO |
|---|---|---|---|
| | **RENDIMIENTO** | | |
| 1 | RESULTADO NETO A VENTAS NETAS | 2.11 % | 3.92 % |
| 2 | RESULTADO NETO A CAPITAL CONTABLE (**) | 1.54 % | 5.48 % |
| 3 | RESULTADO NETO A ACTIVO TOTAL (**) | 1.65 % | 3.21 % |
| 4 | DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR | 0.00 % | 0.00 % |
| 5 | RESULTADO POR POSICION MONETARIA A RESULTADO NETO | 24.76 % | 47.09 % |
| | **ACTIVIDAD** | | |
| 6 | VENTAS NETAS A ACTIVO TOTAL (**) | 0.88 veces | 0.85 veces |
| 7 | VENTAS NETAS A ACTIVO FIJO (**) | 1.47 veces | 1.47 |
| 8 | ROTACION DE INVENTARIOS (**) | 6.56 veces | 6.58 veces |
| 9 | DIAS DE VENTAS POR COBRAR | 37 días | 36 |
| 10 | INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**) | 8.51 % | 10.90 % |
| | **APALANCAMIENTO** | | |
| 11 | PASIVO TOTAL A ACTIVO TOTAL | 43.34 % | 46.86 % |
| 12 | PASIVO TOTAL A CAPITAL CONTABLE | 0.76 veces | 0.88 veces |
| 13 | PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL | 90.99 % | 86.40 |
| 14 | PASIVO A LARGO PLAZO A ACTIVO FIJO | 48.32 % | 56.53 % |
| 15 | RESULTADO DE OPERACION A INTERESES PAGADOS | 2.26 veces | 1.09 veces |
| 16 | VENTAS NETAS A PASIVO TOTAL (**) | 2.03 veces | 1.81 veces |
| | **LIQUIDEZ** | | |
| 17 | ACTIVO CIRCULANTE A PASIVO CIRCULANTE | 1.86 veces | 2.28 |
| 18 | ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE | 1.21 veces | 1.51 veces |
| 19 | ACTIVO CIRCULANTE A PASIVO TOTAL | 0.55 veces | 0.52 veces |
| 20 | ACTIVO DISPONIBLE A PASIVO CIRCULANTE | 9.79 % | 20.67 % |
| | **ESTADO DE CAMBIOS** | | |
| 21 | FLUJO DERIVADO DEL RESULTADO NETO A NETAS | 7.10 % | 8.01 % |
| 22 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS | 0.62 % | 3.22 % |
| 23 | RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS | 2.46 veces | 2.79 veces |
| 24 | FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 81.30 % | 23.63 % |
| 25 | FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN. | 18.70 % | 76.37 % |
| 26 | ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV. | 97.01 % | 71.59 |

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: 2 **2002**
**GRUMA, S.A. DE C.V.**

**DATOS POR ACCION**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF D | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 1 | UTILIDAD BASICA POR ACCION ORDINARIA (**) | $ .32 | $ 1.17 |
| 2 | UTILIDAD BASICA POR ACCION PREFERENTE (**) | $ .00 | $ .00 |
| 3 | UTILIDAD DILUIDA POR ACCION (**) | $ .00 | $ .00 |
| 4 | UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**) | $ .00 | $ .00 |
| 5 | EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**) | $ .00 | $ .00 |
| 6 | EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**) | $ .00 | $ .00 |
| 7 | EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**) | $ .00 | $ .00 |
| 8 | VALOR EN LIBROS POR ACCION | $ 20.52 | $ 21.44 |
| 9 | DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION | $ .00 | $ .00 |
| 10 | DIVIDENDO EN ACCIONES POR ACCION | .00 acciones | .00 acciones |
| 11 | PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS | .55 veces | .30 |
| 12 | PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**) | 35.79 veces | 5.54 veces |
| 13 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**) | .00 veces | .00 |

(**) INFORMACION ULTIMOS DOCE MESES

ENGLISH TRANSLATION OF
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2001 AND 2002

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** Quarter: **2** Year: **2002**

**GRUMA, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **20,431,717** | **100** | **21,402,853** | **100** |
| 2 | **CURRENT ASSETS** | **4,870,309** | **24** | **5,212,262** | **24** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 256,748 | 1 | 472,822 | 2 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 2,057,905 | 10 | 2,036,466 | 10 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 679,638 | 3 | 658,017 | 3 |
| 6 | INVENTORIES | 1,701,565 | 8 | 1,767,259 | 8 |
| 7 | OTHER CURRENT ASSETS | 174,453 | 1 | 277,698 | 1 |
| 8 | **LONG-TERM** | **1,502,511** | **7** | **1,573,829** | **7** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 257,268 | 1 | 324,154 | 2 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 1,226,112 | 6 | 1,231,819 | 6 |
| 11 | OTHER INVESTMENTS | 19,131 | 0 | 17,856 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **12,234,726** | **60** | **12,348,047** | **58** |
| 13 | PROPERTY | 4,851,571 | 24 | 5,141,938 | 24 |
| 14 | MACHINERY AND INDUSTRIAL | 12,835,075 | 63 | 13,788,802 | 64 |
| 15 | OTHER EQUIPMENT | 632,298 | 3 | 529,590 | 2 |
| 16 | ACCUMULATED DEPRECIATION | 6,193,364 | 30 | 7,379,097 | 34 |
| 17 | CONSTRUCTION IN PROGRESS | 109,146 | 1 | 266,814 | 1 |
| 18 | **DEFERRED ASSETS (NET)** | **1,804,324** | **9** | **2,251,812** | **11** |
| 19 | **OTHER ASSETS** | **19,847** | **0** | **16,903** | **0** |
| 20 | **TOTAL LIABILITIES** | **8,854,677** | **100** | **10,030,442** | |
| 21 | **CURRENT LIABILITIES** | **2,622,067** | **30** | **2,287,495** | **23** |
| 22 | SUPPLIERS | 580,448 | 7 | 537,492 | 5 |
| 23 | BANK LOANS | 666,961 | 8 | 198,840 | 2 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 12,564 | 0 | 22,972 | 0 |
| 26 | OTHER CURRENT LIABILITIES | 1,362,094 | 15 | 1,528,191 | 15 |
| 27 | **LONG-TERM LIABILITIES** | **5,912,018** | **67** | **6,980,263** | **70** |
| 28 | BANK LOANS | 5,880,254 | 66 | 6,775,477 | 68 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 31,764 | 0 | 204,786 | 2 |
| 31 | **DEFERRED LOANS** | **320,592** | **4** | **762,684** | **8** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **11,577,040** | | 100 **11,372,411** | |
| 34 | **MINORITY INTEREST** | **2,374,793** | **21** | **2,069,487** | **18** |
| 35 | **MAJORITY INTEREST** | **9,202,247** | **79** | **9,302,924** | **82** |
| 36 | **CONTRIBUTED CAPITAL** | **13,265,740** | **115** | **13,071,714** | **115** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 4,378,459 | 38 | 4,265,844 | 38 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 5,780,448 | 50 | 5,785,261 | 51 |
| 39 | PREMIUM ON SALES OF SHARES | 3,106,833 | 27 | 3,020,609 | 27 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **(4,063,493)** | **(35)** | **(3,768,790)** | **(33)** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 6,156,388 | 53 | 5,776,247 | 51 |
| 43 | REPURCHASE FUND OF SHARES | 993,410 | 9 | 1,167,737 | 10 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY | (11,307,695) | (98) | (10,983,223) | (97) |
| 45 | NET INCOME FOR THE YEAR | 94,404 | 1 | 270,449 | 2 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**

**GRUMA, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **256,748** | **100** | **472,822** | **100** |
| 46 | CASH | 189,230 | 74 | 105,898 | 22 |
| 47 | SHORT-TERM INVESTMENTS | 67,518 | 26 | 366,924 | 78 |
| 18 | **DEFERRED ASSETS (NET)** | **1,804,324** | **100** | **2,251,812** | |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 859,906 | 48 | 1,246,954 | 55 |
| 49 | GOODWILL | 912,728 | 51 | 907,177 | 40 |
| 50 | DEFERRED TAXES | 31,690 | 2 | 97,681 | 4 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **2,622,067** | **100** | **2,287,495** | |
| 52 | FOREING CURRENCY LIABILITIES | 2,152,132 | 82 | 1,692,804 | 74 |
| 53 | MEXICAN PESOS LIABILITIES | 469,935 | 18 | 594,691 | 26 |
| 24 | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **1,362,094** | **100** | **1,528,191** | |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 13,405 | 1 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 1,362,094 | 100 | 1,514,786 | 99 |
| 27 | **LONG-TERM LIABILITIES** | **5,912,018** | **100** | **6,980,263** | |
| 59 | FOREING CURRENCY LIABILITIES | 5,904,389 | 100 | 6,973,032 | 100 |
| 60 | MEXICAN PESOS LIABILITIES | 7,629 | 0 | 7,231 | 0 |
| 29 | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **31,764** | **100** | **204,786** | |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 156,521 | 76 |
| 64 | OTHER LOANS WITHOUT COST | 31,764 | 100 | 48,265 | 24 |
| 31 | **DEFERRED LOANS** | **320,592** | **100** | **762,684** | |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 215,015 | 28 |
| 66 | DEFERRED TAXES | 319,675 | 100 | 547,669 | 72 |
| 67 | OTHERS | 917 | 0 | 0 | 0 |
| 32 | **OTHER LIABILITIES** | **0** | **100** | **0** | |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(11,307,695)** | **100** | **(10,983,223)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON-MONETARY POSITION | (11,307,695) | (100) | (10,983,223) | (100) |

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF FINANCIAL Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 2,248,242 | 2,924,767 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 0 | 0 |
| 75 | EMPLOYERS (*) | 5,888 | 6,183 |
| 76 | WORKERS (*) | 8,808 | 9,424 |
| 77 | CIRCULATION SHARES (*) | 448,429,186 | 433,935,586 |
| 78 | REPURCHASED SHARES (*) | 4,120,766 | 18,614,366 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR **2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **8,753,441** | **100** | **8,895,281** | **100** |
| 2 | COST OF SALES | 5,442,115 | 62 | 5,689,480 | 64 |
| 3 | **GROSS INCOME** | **3,311,326** | **38** | **3,205,801** | **36** |
| 4 | OPERATING | 2,690,037 | 31 | 2,815,274 | 32 |
| 5 | **OPERATING** | **621,289** | **7** | **390,527** | **4** |
| 6 | TOTAL FINANCING | 336,834 | 4 | 30,546 | 0 |
| 7 | **INCOME AFTER FINANCING COST** | **284,455** | **3** | **359,981** | **4** |
| 8 | OTHER FINANCIAL OPERATIONS | (39,877) | 0 | (40,992) | 0 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **324,332** | **4** | **400,973** | **5** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 173,681 | 2 | 101,756 | 1 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **150,651** | **2** | **299,217** | **3** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 34,466 | 0 | 49,149 | 1 |
| 13 | **CONSOLIDATED NET INCOME OF** | **185,117** | **2** | **348,366** | **4** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **185,117** | **2** | **348,366** | **4** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **185,117** | **2** | **348,366** | **4** |
| 19 | NET INCOME OF MINORITY INTEREST | 90,713 | 1 | 77,917 | 1 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **94,404** | **1** | **270,449** | **3** |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL Amount | % |
|---|---|---|---|---|---|
| 1 | **NET SALES** | **8,753,441** | **100** | **8,895,281** | **100** |
| 21 | DOMESTIC | 3,071,679 | 35 | 2,979,140 | 33 |
| 22 | FOREIGN | 5,681,762 | 65 | 5,916,141 | 67 |
| 23 | TRANSLATED INTO DOLLARS (***) | 570,458 | 7 | 650,841 | 7 |
| 6 | **TOTAL FINANCING COST** | **336,834** | **100** | **30,546** | **100** |
| 24 | INTEREST PAID | 274,515 | 81 | 358,358 | 1,173 |
| 25 | EXCHANGE LOSSES | 1,369,075 | 406 | 559,920 | 1,833 |
| 26 | INTEREST EARNED | 31,424 | 9 | 45,070 | 148 |
| 27 | EXCHANGE PROFITS | 1,229,501 | 365 | 678,611 | 2,222 |
| 28 | GAIN DUE TO MONETARY POSITION | (45,831) | (14) | (164,051) | (537) |
| 8 | **OTHER FINANCIAL OPERATIONS** | **(39,877)** | **100** | **(40,992)** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (39,877) | (100) | (40,992) | (100) |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **173,681** | 100 | **101,756** | 100 |
| 32 | INCOME TAX | 104,964 | 60 | 81,327 | 80 |
| 33 | DEFERED INCOME TAX | 66,537 | 38 | 13,897 | 14 |
| 34 | WORKERS' PROFIT SHARING | 2,071 | 1 | 2,498 | 2 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 109 | 0 | 4,034 | 4 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GRUMA** QUARTER: **2** YEAR**2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| **REF R** | **CONCEPTS** | **QUARTER OF PRESENT FINANCIAL YEAR Amount** | **QUARTER OF PREVIOUS FINANCIAL YEAR Amount** |
|---|---|---|---|
| 36 | TOTAL SALES | 8,753,442 | 8,895,282 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 17,949,210 | 18,167,007 |
| 39 | OPERATION INCOME (**) | 1,163,977 | 809,701 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 141,463 | 509,591 |
| 41 | NET CONSOLIDATED INCOME (**) | 337,048 | 687,168 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET** | **185,117** | **348,366** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | 436,411 | 364,261 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **621,528** | **712,627** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 54,124 | 286,271 |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **675,652** | **998,898** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (376,711) | (99,146) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (86,632) | (320,462) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(463,343)** | **(419,608)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(347,534)** | **(225,050)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (135,225) | 354,240 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 391,973 | 118,582 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 256,748 | 472,822 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **436,411** | **364,261** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE | 400,702 | 394,399 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 3,529 | 1,080 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 32,180 | (31,218) |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **54,124** | **286,271** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT | (162,379) | 170,461 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 398,496 | 607,819 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (36,020) | (119,397) |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER | (153,304) | (614,029) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER | 7,331 | 241,417 |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **(376,711)** | **(99,146)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET | (40,008) | (493,839) |
| 24 | + LONG-TERM BANK AND STOCK MARKET | 941,636 | 1,880,671 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | (1,278,339) | (1,485,978) |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(86,632)** | **(320,462)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL | 0 | 0 |
| 31 | (-) DIVIDENS PAID | (90,301) | (264,267) |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | 3,669 | (56,195) |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(347,534)** | **(225,050)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (5,100) | (261) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND | (337,128) | (161,118) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | (5,306) | (63,671) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** **2002**
**GRUMA, S.A. DE C.V.**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 2.11 | % | 3.92 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 1.54 | % | 5.48 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 1.65 | % | 3.21 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 24.76 | % | 47.09 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.88 | times | 0.85 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.47 | times | 1.47 | times |
| 8 | INVENTORIES ROTATION (**) | 6.56 | times | 6.58 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 37 | days | 36 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 8.51 | % | 10.90 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 43.34 | % | 46.86 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 0.76 | times | 0.88 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 90.99 | % | 86.40 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 48.32 | % | 56.53 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 2.26 | times | 1.09 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 2.03 | times | 1.81 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.86 | times | 2.28 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.21 | times | 1.51 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.55 | times | 0.52 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 9.79 | % | 20.67 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 7.10 | % | 8.01 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | 0.62 | % | 3.22 | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 2.46 | times | 2.79 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 81.30 | % | 23.63 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | 18.70 | % | 76.37 | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 97.01 | % | 71.59 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.32 | | $ 1.17 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.00 | | $ 0.00 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ 20.52 | | $ 21.44 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | | $ 0.00 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.55 | times | 0.30 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 35.79 | times | 5.54 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

ITEM 2

PRESS RELEASE, DATED JULY 24, 2002, CONTAINING
THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATION AND FINANCIAL CONDITION FOR THE SECOND QUARTER 2002

Contactos:
**Rogelio Sánchez** (52 81) 8399-3312
rogelio_sanchez@gruma.com
**Lilia Gómez** (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

**Página de Internet:** http://www.gruma.com

Monterrey, N.L., México, 24 de julio del 2002

**New York Stock Exchange:** GMK
**Bolsa Mexicana de Valores:** GRUMAB

# DISCUSION Y ANALISIS DE LA ADMINISTRACION SOBRE LA SITUACION FINANCIERA Y LOS RESULTADOS DE OPERACION DEL SEGUNDO TRIMESTRE DEL 2002

(MILLONES DE PESOS CONSTANTES AL 30 DE JUNIO DEL 2002)

## RESUMEN Y DATOS FINANCIEROS RELEVANTES CONSOLIDADOS

Durante 2T02, la utilidad de operación y el margen de operación de GRUMA mejoraron significativamente a pesar de una ligera baja en las ventas netas.

El mejor desempeño en Gruma Corporation y PRODISA, aunado al control de gastos en el Corporativo, hicieron posible que GRUMA aumentara su utilidad de operación en 28% y su UAFIRDA[1] en 16%.

**Datos Financieros Relevantes**
(millones de pesos)

| | 2T02 | 2T01 | VAR (%) |
|---|---|---|---|
| VOLUMEN (miles de toneladas) | 840 | 845 | (1) |
| VENTAS NETAS | 4,463 | 4,489 | (1) |
| UTILIDAD DE OPERACIÓN | 356 | 278 | 28 |
| *MARGEN DE OPERACIÓN* | 8.0% | 6.2% | 180 pb |
| UAFIRDA | 590 | 511 | 16 |
| *UAFIRDA/ VENTAS* | 13.2% | 11.4% | 180 pb |
| UTILIDAD NETA MAYORITARIA | (14) | 240 | (106) |
| DEUDA TOTAL | 6,547 | 7,144 | (8) |
| ROE (Retorno Sobre Capital) | 2.9% | 6.0% | 310 pb |

**Deuda**
(millones de dólares)

| Jun.'02 | Mar.'02 | Var (%) | Jun.'01 | Var (%) |
|---|---|---|---|---|
| 657 | 716 | (8) | 759 | (13) |

## RESULTADOS CONSOLIDADOS

### 2T02 vs. 2T01

*Ventas Netas*

El volumen de ventas consolidado se redujo 1%. La baja en el volumen de ventas de GIMSA, fue prácticamente compensada por mayores volúmenes en Gruma Corporation y Molinera de México. Las ventas netas cayeron 1%. Las ventas de las operaciones en el extranjero representaron 66% de las ventas netas consolidadas.

[1]UAFIRDA = utilidad de operación + depreciación y amortización que afecta a la utilidad de operación.

### *Utilidad de Operación*

La utilidad de operación de GRUMA mejoró 28%. Los principales motivos de dicha mejora fueron los mayores volúmenes de venta y las eficiencias en la administración en la cadena de suministro de Gruma Corporation, así como la descontinuación de las operaciones de pan en PRODISA.

### *Costo (Producto) Integral de Financiamiento, Neto*

| Partidas | 2T02 | 2T01 | Cambio | Comentarios |
|---|---|---|---|---|
| Gastos Financieros | 145 | 174 | (29) | Menor nivel de deuda, menor costo de deuda (200 puntos base de 7.5% a 5.5%). |
| Productos Financieros | (14) | (20) | 5 | Menores tasas de interés en México. |
| Pérdida (Ganancia) Cambiaria | 162 | (90) | 252 | Efecto de depreciación del peso en 2T02 versus apreciación del peso en 2T01. |
| Pérdida (Ganancia) por Posición Monetaria | (12) | (94) | 82 | Menores tasas de inflación en todos los países donde GRUMA tiene operaciones y menor posición monetaria neta pasiva, como resultado principalmente del menor nivel de deuda. |
| **Total** | **280** | **(30)** | **310** | |

### *Otros Gastos, Neto*

Otros gastos, neto, resultaron en un producto de Ps 4 millones, Ps 17 millones menos que lo reportado en el mismo periodo del año anterior. Esto debido a que se terminaron de amortizar activos diferidos relacionados con el exceso del valor en libros sobre el costo de adquisición de MONACA.

### *Impuestos y Participación de los Trabajadores en las Utilidades*

La provisión de impuestos y la participación de los trabajadores en las utilidades de Ps.85 millones fue Ps.21 millones mayor que en 2T01, debido principalmente a una mayor utilidad antes de impuestos en Gruma Corporation.

### *Compañías Asociadas*

La participación de GRUMA en la utilidad neta de compañías asociadas no consolidadas (Grupo Financiero Banorte) representó Ps 29 millones, Ps 7 millones más que en 2T01.

### *Utilidad Neta Mayoritaria*

La utilidad neta de GRUMA fue de Ps.23 millones. La compañía reportó una pérdida neta mayoritaria de Ps.14 millones, derivado principalmente de partidas virtuales como la depreciación del peso y, en menor medida, la menor ganancia por posición monetaria.

## RESULTADOS POR SUBSIDIARIA

**2T02 vs. 2T01**

### GRUMA CORPORATION

El crecimiento en **volumen** de 6% se debió a mayores volúmenes de harina de maíz y de tortilla.

- El volumen de harina de maíz aumentó 11% debido a:
  - La continua conversión de los productores de tortilla y de frituras a harina de maíz, como resultado de los mayores esfuerzos del área de ventas de Gruma Corporation en enfatizar los beneficios de la utilización de harina de maíz sobre el método tradicional,
  - Mejor cobertura de ventas al menudeo a través de una mejorada red de mayoristas y distribuidores, y
  - Recuperación de ventas internacionales debido a la reanudación de la producción y comercialización de productos de maíz amarillo.

- El volumen de tortilla aumentó 3% como consecuencia de una mayor venta al segmento institucional debido a:
  - La decisión de la compañía durante 4T01 de volver a producir y comercializar productos de maíz amarillo,
  - Mayores exportaciones a mercados extranjeros, y
  - Incremento en el negocio como consecuencia de adquisiciones realizadas por un cliente grande del cual Gruma Corporation es un proveedor preferente.

El crecimiento en **ventas netas** de 6% es reflejo del crecimiento en volumen mencionado anteriormente.

El **costo de ventas** como porcentaje de ventas netas, se incrementó ligeramente en comparación con el año anterior, subiendo a 53.6% de 53.0% como resultado de inflación interna tanto en el negocio de harina de maíz como en el de tortilla, así como por un ligero incremento en costos de materias primas en la operación de harina de maíz. En términos absolutos, el costo de ventas se incrementó 7%, debido básicamente al incremento en volumen, y, en menor medida, a la ya mencionada inflación interna.

Los **gastos de operación** aumentaron 1% en términos absolutos, principalmente como resultado de un mayor gasto variable de distribución en el negocio de la tortilla (asociado con el mayor volumen) y un mayor gasto promocional en el negocio de harina de maíz. Sin embargo, como porcentaje de ventas netas, los gastos mejoraron a 36.7% de 38.7% como consecuencia del continuo enfoque en mejorar la administración de la cadena de suministro, con iniciativas tales como procesos de racionalización de unidades de inventario (*SKUs*), optimización de rutas / distribución, y en menor medida, menores niveles de gastos promocionales en el negocio de la tortilla.

La **utilidad de operación** aumentó 23% alcanzando Ps 214 millones. El margen de operación mejoró a 9.7% de 8.3%.

**GIMSA**

El **volumen de ventas** bajó 6%, debido a:

- Una disminución de 6% en ventas a granel como resultado de nuestra decisión de enfocarnos en lograr mayores márgenes más que crecimiento en volumen, aunado a políticas de crédito más estrictas, y
- Una caída de 7% en el volumen de ventas en paquete de 1 kilogramo, ya que este segmento continúa viéndose afectado por menores ventas a DICONSA (programa social de abasto del gobierno mexicano) debido a restricciones presupuestarias.

Las **ventas netas** disminuyeron 6%, reflejando la caída en volumen.

El **costo de ventas** bajó 6% debido a la baja volumen. El costo de ventas como porcentaje de ventas netas subió 50 puntos base a 69.9% de 69.4%, reflejando:

- Mayores costos asociados con la introducción de productos con mayores niveles nutricionales,
- Menor absorción de costos fijos, y
- Una ligera baja en los precios de harina de maíz debido al entorno competitivo.

Los **gastos de operación** disminuyeron 8% debido a:

- Menores gastos de flete debido a la baja en ventas a DICONSA y eficiencias en la distribución,
- Eliminación de puestos administrativos en las plantas de GIMSA,
- Menores gastos de arrendamiento para equipo de cómputo.

La **utilidad de operación** disminuyó 8%, representando una disminución en el margen de operación a 11.6% de 11.8%.

Para información adicional, vea "Discusión y Análisis de la Administración sobre la Situación Financiera y los Resultados de Operación del segundo trimestre 2002" de GIMSA, el cual está disponible en el *website* de GRUMA, www.gruma.com, y a través del *website* de GIMSA, www.gimsa.com.

## OPERACIONES DE VENEZUELA[2]

El **volumen** total cayó 1%. Una baja de 7% en el volumen de harina de maíz fue compensada por un incremento de 13% en el volumen de harina de trigo.

La reducción en el volumen de harina de maíz se derivó principalmente de un menor consumo per-cápita debido a un menor poder adquisitivo del consumidor, aunado a mayores precios. GRUMA, como la mayoría de los participantes en la economía venezolana, han implementado fuertes aumentos de precios en términos de bolívares durante el año con el fin de compensar el impacto negativo de la devaluación.

El volumen de ventas de harina de trigo se incrementó debido a que MONACA comenzó a producir harina de trigo para pasta (semolina), utilizando una instalación ya existente, en noviembre del 2001.

Las **ventas netas** cayeron 25% en términos de pesos como resultado directo del efecto de la devaluación del bolivar, ya que las cifras de las operaciones en Venezuela son convertidas de bolívares a dólares, y luego de dólares a pesos. El incremento en precios no fue suficiente para compensar el efecto de la devaluación. Adicional a esto, la baja en el volumen de ventas contribuyó a la caída de las ventas netas.

El **costo de ventas** como porcentaje de ventas netas mejoró a 69.9% de 70.3%. Esto debido principalmente a una reducción de personal implementada en marzo del 2002, así como a una disciplina más estricta en control de costos. En términos absolutos, el costo de ventas disminuyó 25%, reflejando el efecto de la devaluación del bolívar.

Los **gastos de operación** disminuyeron 24% como consecuencia del efecto de la devaluación del bolívar. Los gastos de operación como porcentaje de ventas netas aumentaron a 18.7% de 18.4% debido a gastos de venta adicionales asociados con el incremento en el volumen de ventas de harina de trigo.

La **utilidad de operación** disminuyó 24% a Ps 55 millones debido al efecto de la devaluación. El margen de operación se incrementó ligeramente a 11.3% de 11.2%.

## MOLINERA DE MEXICO

El **volumen de ventas** aumentó 8% como resultado de mayores ventas a granel debido principalmente a:

- Iniciativas continuas para incrementar las ventas a las panaderías de los autoservicios, y
- Mejoras en el desempeño de la fuerza de ventas derivadas de la segmentación de clientes por canales y mayor cobertura geográfica.

Las **ventas netas** se mantuvieron sin cambios a pesar del 8% de crecimiento en el volumen mencionado anteriormente, debido a menores precios de harina de trigo como resultado de menores costos de trigo.

El **costo de ventas** como porcentaje de las ventas netas mejoró a 79.4% de 79.8%, debido al enfoque de la compañía en incrementar eficiencias en mano de obra y costos de mantenimiento.

Los **gastos de operación** de Molinera de México se incrementaron 6% debido al arranque de la implementación del sistema SAP en la planta de La Asunción.

Molinera de México reportó una **pérdida operativa** de Ps 5 millones.

## GRUMA CENTRO AMERICA

El **volumen de ventas** durante 2T02 fue 3% menor respecto al año anterior. Gran parte de la caída se derivó de la descontinuación de las operaciones de pan.

Las **ventas netas** disminuyeron 9% como consecuencia de:

- La descontinuación de las operaciones de pan mencionada anteriormente,
- Menores volúmenes de venta de nuestros productos de *snacks* debido a aumentos de precios, y
- Menores precios de harina de maíz derivado de:
  - Cambio en la mezcla de productos de harina de maíz hacia la presentación a granel, la cual tiene menores precios que la presentación en paquete, y
  - Descuentos en precios debido a mayor competencia.

[2] Se refiere a MONACA y DEMASECA, las subsidiarias operativas de GRUMA en Venezuela.

El **costo de ventas** como porcentaje de ventas netas mejoró a 64.2% de 65.5%, debido mayormente a la descontinuación de las operaciones de pan.

Los **gastos de operación** disminuyeron 14% debido principalmente a la descontinuación de las operaciones de pan. Los gastos de operación mejoraron a 33.7% de 35.3%

La **utilidad operativa** fue Ps 5 millones en comparación con la pérdida operativa de Ps 2 millones del 2T01. Gran parte de la mejora se dio por la ya mencionada disminución de gastos de operación como resultado de la descontinuación de las operaciones de pan.

**PRODISA**

El **volumen de ventas** se redujo 52% debido principalmente por el cese de las operaciones de pan.

Las **ventas netas** bajaron 58%, como reflejo de los menores volúmenes.

El **costo de ventas** como porcentaje de ventas netas aumentó a 69.9% de 65.7% debido a la descontinuación de las operaciones de pan ya que estas operaciones reportaban un margen bruto mayor que el negocio de tortillas.

Los **gastos de operación** se redujeron 64% como consecuencia del cese de las operaciones de pan.

La **pérdida operativa** se redujo a Ps 19 millones de Ps 53 millones como resultado de la ya mencionada reducción en gastos de operación relacionada con la descontinuación de las operaciones de pan.

**OTRAS Y ELIMINACIONES[3]**

La pérdida operativa fue 50% menor debido a menores gastos administrativos en las oficinas corporativas y a eliminaciones contables por diferencias entre los Principios de Contabilidad Generalmente Aceptados en Estados Unidos y en México.

## SITUACION FINANCIERA

**Junio 2002 vs. Marzo 2002**

***Datos Sobresalientes de Balance***

Los **activos totales** fueron Ps 20,432 millones, similares al trimestre anterior.

Algunas de las variaciones más relevantes fueron las siguientes:

- Los saldos de efectivo disminuyeron 51% ya que GRUMA realizó un prepago de US$50 millones, como se explica más adelante,
- Los inventarios bajaron 11% debido a que GIMSA y Gruma Corporation estuvieron consumiendo granos después de la temporada de creación de inventarios, y
- La cuenta de Propiedad, Planta y Equipo (PPE) se incrementó 3% como resultado del aumento en la capacidad instalada de harina de maíz en Gruma Corporation.

Los **pasivos totales** fueron Ps 8,855 millones, 1% menores.

En términos de dólares, la deuda de GRUMA disminuyó US$59 millones, ó 8%, ya que la empresa logró generar recursos internamente y así realizar un prepago de US$50 millones del *tranche* de US$100 millones que vence en febrero del 2003. La compañía espera seguir generando efectivo, el cual será aplicado al pago de parte de los US$50 millones restantes que tienen vencimiento en febrero del 2003. Se espera que cualquier porción que no se logre cubrir con dicha generación de efectivo será cubierta con recursos derivados de la venta de algunos activos menores no relacionados con el negocio principal de la compañía y, o, con el uso de líneas de crédito revolventes de largo plazo.

En términos de pesos, la deuda de GRUMA se incrementó 1% debido a la devaluación del peso mexicano.

El **capital contable** al 30 de junio del 2002 totalizó Ps 11,577 millones, similar al saldo del 31 de marzo del 2002.

[3] Otras y Eliminaciones incluye servicios corporativos, operaciones de tecnología y eliminaciones contables.

### *Perfil de Deuda*

A junio del 2002, el 98% de la deuda de GRUMA estaba denominada en dólares y el 2% en bolívares venezolanos, lo cual representa US$11 millones. Toda la deuda denominada en bolívares venezolanos tiene una tasa de interés fija de 19.9%.

| Deuda Total (millones de dólares) | | | | | | |
|---|---|---|---|---|---|---|
| | **Jun'02** | **% total** | **Mar'02** | **% total** | **Jun'01** | **% total** |
| Deuda a Corto Plazo | 67 | 10 | 135 | 19 | 24 | 3 |
| Deuda a Largo Plazo | 590 | 90 | 581 | 81 | 735 | 97 |
| Deuda Total | 657 | 100 | 716 | 100 | 759 | 100 |
| Costo Promedio Ponderado de Deuda[4] | 5.5% | | 5.5% | | 7.5% | |

### *Calendario de Amortizaciones de Deuda*

| Amortizaciones de Deuda (millones de dólares) | | | | | | | |
|---|---|---|---|---|---|---|---|
| | **CP** | **2003** | **2004** | **2005** | **2006** | **2007...** | **Total** |
| Bono Yankee | | | | | | 250 | 250 |
| Crédito Sindicado | 50 | | 300 | | | | 350 |
| Colocación Privada | 1 | 1 | 1 | 1 | 1 | 14 | 19 |
| Otros | 16 | 10 | 1 | | | 11 | 38 |
| **TOTAL** | 67 | 11 | 302 | 1 | 1 | 275 | 657 |

### *Indices de Deuda*

| | **2T02** | **1T02** | **2T01** |
|---|---|---|---|
| **Ultimos Doce Meses** | | | |
| Deuda / UAFIRDA | 3.0 | 3.0 | 4.1 |
| UAFIRDA / Gastos financieros, neto | 4.6 | 4.2 | 2.6 |
| **Anualizado** | | | |
| Deuda / UAFIRDA | 2.8 | 3.3 | 3.5 |
| UAFIRDA / Gastos financieros, neto | 4.5 | 4.3 | 3.3 |

## PROGRAMA DE INVERSIONES

Las inversiones de GRUMA en 2T02 fueron de Ps 239 millones, y se destinaron principalmente a la expansión de la capacidad instalada de harina de maíz en Gruma Corporation.

## INDICES FINANCIEROS

### *Indices Operativos*

| | **2T02** | **1T02** | **2T01** |
|---|---|---|---|
| Rotación de Cartera (días / venta) | 42 | 42 | 41 |
| Rotación de Inventarios (días / costo de venta) | 56 | 64 | 57 |
| Rotación de Capital de Trabajo Neto (días / venta) | 53 | 58 | 52 |
| Rotación de Activos (activo total / ventas) | 1.1 | 1.2 | 1.2 |

### *Indices de Rentabilidad*

| | **2T02 %** | **1T02 %** | **2T01 %** |
|---|---|---|---|
| ROA (Retorno Sobre Activos) | 1.6 | 2.8 | 3.2 |
| ROE (Retorno Sobre Capital) | 2.9 | 5.2 | 6.0 |
| ROIC (Retorno Sobre Capital Invertido) | 4.6 | 4.3 | 3.4 |

[4] Para el trimestre que termina en la fecha indicada.

## *LLAMADA DE CONFERENCIA*

La compañía llevará a cabo una llamada conferencia para discutir los resultados del 2T02 el 25 de julio del 2002 a las 11:30 a.m. ET (10:30 a.m. México y CT / 9:30 a.m. MT / 8:30 a.m. PT). Teléfono: (800) 388-8975 (de Estados Unidos y Canadá), (973) 694-2225 (internacional / local). Además, la conferencia será transmitida en vivo vía *web* en el *site* corporativo de GRUMA, www.gruma.com. Para repetición de la llamada de conferencia, favor de marcar al 1-800-428-6051 o al (973) 709-2089, Clave: 252566. Para más detalles, favor de dirigirse a la sección de *Investor Relations* del *web site*. La conferencia en audio será archivada en el *web site*.

Fundada en 1949, GRUMA S.A. de C.V. ("GRUMA") es el productor más grande de harina de maíz y tortillas en el mundo. GRUMA se dedica principalmente a la producción, comercialización , distribución y venta de harina de maíz, tortilla empacada y harina de trigo. Con marcas líderes en la mayoría de sus mercados, GRUMA opera principalmente a través de las siguientes subsidiarias: Grupo Industrial Maseca, S.A. de C.V. (GIMSA), subsidiaria productora de harina de maíz en México la cual es 83% propiedad de GRUMA; Gruma Corporation, subsidiaria que produce harina de maíz y tortilla en los Estados Unidos y Europa, la cual es 100% propiedad de GRUMA; Gruma Centro América, subsidiaria productora de harina de maíz basada en Costa Rica, la cual es 100% propiedad de GRUMA; Molinera de México, subsidiaria productora de harina de trigo en México, la cual es 60% propiedad de GRUMA; Productos y Distribuidora Azteca, S.A. de C.V. ("PRODISA"), subsidiaria productora de tortilla empacada con operaciones en el norte de México, la cual es 100% propiedad de GRUMA. Adicionalmente, GRUMA tiene dos subsidiarias en Venezuela, MONACA y DEMASECA, las cuales, en conjunto, son la segunda mayor productora de harina de maíz y de harina de trigo en Venezuela. GRUMA tiene sus oficinas corporativas en Monterrey, México, y cuenta con más de 15,000 empleados y 71 plantas. En el 2001, GRUMA tuvo ventas netas por US$1.9 billones. *Para más información, visite www.gruma.com.*

**PROCEDIMIENTOS CONTABLES**

Todas las cantidades consolidadas han sido reexpresadas en pesos de monedas constantes de poder adquisitivo del 30 de junio del 2002 y han sido preparadas de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México.

La actualización se determina de la siguiente manera:

- *Las cifras consolidadas son reexpresadas de conformidad con los métodos que establece el Boletín B-10, aplicando el Índice* General de Precios al Consumidor del país en que la subsidiaria opera.
- Una vez que las cifras consolidadas están reexpresadas, éstas se convierten a pesos mexicanos aplicando el tipo de cambio vigente al final de cada período.
- Para propósitos de comparabilidad, las cifras consolidadas del 2001 han sido reexpresadas a pesos mexicanos utilizando un factor promedio ponderado, el cual considera a las ventas que tiene cada una de las monedas incluidas en las cifras la contribución relativa a ventas totales para el año terminado al 31 de diciembre del 2001, y la inflación y variación del tipo de cambio correspondientes durante dicho período.

**PARA PROPOSITO DE ANALISIS DE ESTE REPORTE**

Los resultados de las operaciones extranjeras fueron determinados de la siguiente manera:

- Los números de Gruma Corporation se reportan bajo Principios de Contabilidad Generalmente Aceptados en Estados Unidos y fueron convertidos de dólares a pesos usando conversión simple con el tipo de cambio de Ps 9.96/dólar al 30 de junio del 2002.
- Los números de las subsidiarias extranjeras en Centroamérica y Venezuela fueron convertidos de la moneda del país en donde la subsidiaria opera (en términos constantes) a dólares, y después de dólares a pesos mediante conversión simple con un tipo de cambio de Ps 9.96/dólar al 30 de junio del 2002.

Los efectos de la contabilidad inflacionaria derivados de la aplicación del Boletín B-10 de los Principios de Contabilidad Generalmente Aceptados en México y aplicados a Gruma Corporation, se reflejan en la columna de "Otras y Eliminaciones".

*Este reporte puede contener ciertas declaraciones de expectativas e información referente a GRUMA, S.A. de C.V. y Subsidiarias (GRUMA), que se basan en las creencias de su administración, así como en supuestos hechos con información disponible para GRUMA en ese momento. Tales declaraciones reflejan puntos de vista de GRUMA con respecto a acontecimientos futuros y están sujetas a ciertos riesgos, incertidumbres y supuestos. Muchos factores podrían hacer que los resultados, operación o logros reales de GRUMA sean materialmente diferentes a los resultados históricos o a cualquier resultado, operación o logros futuros que se puedan expresar o estar implícitos en tales declaraciones de expectativas. Tales factores incluyen, entre otros, cambios económicos, políticos, sociales, gubernamentales, comerciales u otros factores con repercusión global o en México, Estados Unidos de América, Latinoamérica u otros países en los cuales GRUMA realiza negocios; así como cambios en los precios internacionales del maíz o del trigo. Si uno o más de estos riesgos o incertidumbres se materializa, o si las bases sobre las cuales se hicieron los supuestos resultan ser incorrectas, los resultados reales pueden ser sustancialmente diferentes de los resultados descritos en este documento según los mismos fueron anticipados, creídos, estimados, esperados o trazados. GRUMA no pretende ni asume la obligación de, actualizar o revisar y hacer público ninguna de las declaración de expectativas, ya sea como resultado de información nueva, acontecimientos futuros o de cualquier otra cosa.*

## GRUMA, S.A. DE C.V., Y SUBSIDIARIAS

(Millones de pesos constantes al 30 de junio del 2002)

### RESUMEN FINANCIERO

| | TRIMESTRE | | | | | ACUMULADO ENERO-JUNIO | | |
|---|---|---|---|---|---|---|---|---|
| **ESTADO DE RESULTADOS** | 2T02 | 2T01 | VAR (%) | 1T02 | VAR (%) | 2002 | 2001 | VAR (%) |
| VENTAS NETAS | **4,463** | 4,489 | -1 | 4,290 | 4 | **8,753** | 8,895 | -2 |
| UTILIDAD BRUTA | **1,717** | 1,687 | 2 | 1,595 | 8 | **3,311** | 3,206 | 3 |
| MARGEN BRUTO (%) | **38.5%** | 37.6% | | 37.2% | | **37.8%** | 36.0% | |
| UTILIDAD DE OPERACION | **356** | 278 | 28 | 265 | 34 | **621** | 391 | 59 |
| MARGEN OPERATIVO (%) | **8.0%** | 6.2% | | 6.2% | | **7.1%** | 4.4% | |
| COSTO INTEGRAL DE FINANCIAMIENTO | **280** | -30 | | 56 | | **337** | 31 | |
| GASTOS FINANCIEROS | **145** | 174 | | 130 | | **275** | 358 | |
| *PRODUCTOS FINANCIEROS* | **-14** | -20 | | -17 | | **-31** | -45 | |
| FLUCTUACION CAMBIARIA | **162** | -90 | | -23 | | **140** | -119 | |
| RESULTADO POR POSICION MONETARIA | **-12** | -94 | | -34 | | **-46** | -164 | |
| OTROS (INGRESOS) GASTOS, NETO | **-4** | -21 | | -36 | | **-40** | -41 | |
| IMPUESTOS Y PTU | **85** | 64 | | 89 | | **174** | 102 | |
| PARTICIPACION ASOCIADAS | **-29** | -21 | | -6 | | **-34** | -49 | |
| UTILIDAD NETA | **23** | 286 | -92 | 162 | -86 | **185** | 348 | -47 |
| UTILIDAD NETA MAYORITARIA | **-14** | 240 | -106 | 108 | -113 | **94** | 270 | -65 |
| UTILIDAD POR ACCION[1] | **-0.03** | 0.55 | -105 | 0.24 | -113 | **0.21** | 0.62 | -66 |
| UTILIDAD POR ADR (US$)[2] | **-0.01** | 0.22 | -105 | 0.10 | -113 | **0.08** | 0.25 | -66 |
| DEPRECIACION Y AMORTIZACION QUE AFECTA LA UTILIDAD DE OPERACIÓN | **234** | 233 | | 220 | | **454** | 453 | |
| DEPRECIACION Y AMORTIZACION TOTAL | **214** | 199 | | 186 | | **401** | 394 | |
| FLUJO OPERATIVO[3] | **590** | 511 | 16 | 485 | 22 | **1,075** | 843 | 28 |
| INVERSIONES | **239** | 85 | | 105 | | **344** | 147 | |

| **ESTADO DE SITUACION FINANCIERA** | Jun-02 | Jun-01 | VAR (%) | Mar-02 | VAR (%) | Jun-02 | Jun-01 | VAR (%) |
|---|---|---|---|---|---|---|---|---|
| EFECTIVO E INVERSIONES TEMPORALES | **268** | 556 | -52 | 551 | -51 | **268** | 556 | -52 |
| CLIENTES | **2,058** | 2,036 | 1 | 2,020 | 2 | **2,058** | 2,036 | 1 |
| OTRAS CUENTAS Y DOCUMENTOS POR COBRAR | **680** | 658 | 3 | 587 | 16 | **680** | 658 | 3 |
| INVENTARIOS | **1,702** | 1,767 | -4 | 1,909 | -11 | **1,702** | 1,767 | -4 |
| ACTIVO CIRCULANTE | **4,870** | 5,212 | -7 | 5,214 | -7 | **4,870** | 5,212 | -7 |
| PROPIEDAD, PLANTA Y EQUIPO, NETO | **12,235** | 12,348 | -1 | 11,872 | 3 | **12,235** | 12,348 | -1 |
| ACTIVO TOTAL | **20,432** | 21,403 | -5 | 20,530 | -0 | **20,432** | 21,403 | -5 |
| DEUDA A CORTO PLAZO | **667** | 212 | 214 | 1,150 | -42 | **667** | 212 | 214 |
| PASIVO CIRCULANTE | **2,622** | 2,287 | 15 | 3,026 | -13 | **2,622** | 2,287 | 15 |
| DEUDA A LARGO PLAZO | **5,880** | 6,932 | -15 | 5,324 | 10 | **5,880** | 6,932 | -15 |
| PASIVO TOTAL | **8,855** | 10,030 | -12 | 8,943 | -1 | **8,855** | 10,030 | -12 |
| CAPITAL CONTABLE TOTAL | **11,577** | 11,372 | 2 | 11,586 | -0 | **11,577** | 11,372 | 2 |
| CAPITAL CONTABLE MAYORITARIO | **9,202** | 9,303 | -1 | 9,132 | 1 | **9,202** | 9,303 | -1 |
| ACTIVO CIRCULANTE/PASIVO CIRCULANTE | **1.86** | 2.28 | | 1.72 | | **1.86** | 2.28 | |
| PASIVO TOTAL/CAPITAL CONTABLE TOTAL | **0.76** | 0.88 | | 0.77 | | **0.76** | 0.88 | |
| DEUDA/(DEUDA + CAPITAL CONTABLE TOTAL) | **0.36** | 0.39 | | 0.36 | | **0.36** | 0.39 | |
| VALOR CONTABLE POR ACCION(1) | **20.52** | 21.44 | | 20.36 | | **20.52** | 21.44 | |

[1] En base a 448,429,186 acciones para junio del 2002, 433,935,586 acciones para junio del 2001 y 448,656,986 acciones para marzo del 2002.

[2] Cada ADR representa 4 acciones ordinarias; el tipo de cambio fue Ps. 9.96 por dólar al 30 de junio de 2002.

[3] Flujo operativo = utilidad de operación + depreciacion y amortización que afectan la utilidad de operación.



gruma

## GRUMA, S.A. DE C.V., Y SUBSIDIARIAS
(Millones de pesos constantes al 30 de junio del 2002)

## INFORMACION FINANCIERA POR SUBSIDIARIA

| | | TRIMESTRE | | | | | ACUMULADO ENERO-JUNIO | | |
|---|---|---|---|---|---|---|---|---|---|
| | | **2T02** | 2T01 | VAR (%) | 1T02 | VAR (%) | **2002** | 2001 | VAR (%) |
| **GRUMA CORP** | VOLUMEN DE VENTAS (miles de toneladas) | **224** | 211 | 6 | 212 | 6 | **435** | 416 | 5 |
| Harina de maíz y tortilla | VENTAS NETAS | **2,210** | 2,087 | 6 | 2,104 | 5 | **4,314** | 4,058 | 6 |
| | UTILIDAD BRUTA | **1,025** | 981 | 4 | 978 | 5 | **2,002** | 1,825 | 10 |
| | Margen Bruto | **46.4%** | 47.0% | | 46.5% | | **46.4%** | 45.0% | |
| | UTILIDAD DE OPERACIÓN | **214** | 174 | 23 | 183 | 17 | **397** | 238 | 67 |
| | Margen Operación | **9.7%** | 8.3% | | 8.7% | | **9.2%** | 5.9% | |
| | FLUJO OPERATIVO | **320** | 270 | 18 | 285 | 12 | **605** | 429 | 41 |
| | Margen Flujo Operativo | **14.5%** | 13.0% | | 13.5% | | **14.0%** | 10.6% | |
| **GIMSA** | VOLUMEN DE VENTAS (miles de toneladas) | **343** | 364 | -6 | 340 | 1 | **682** | 721 | -5 |
| Harina de maíz | VENTAS NETAS | **1,150** | 1,227 | -6 | 1,148 | 0 | **2,298** | 2,428 | -5 |
| | UTILIDAD BRUTA | **346** | 375 | -8 | 317 | 9 | **663** | 687 | -4 |
| | Margen Bruto | **30.1%** | 30.6% | | 27.6% | | **28.8%** | 28.3% | |
| | UTILIDAD DE OPERACIÓN | **134** | 145 | -8 | 102 | 31 | **236** | 241 | -2 |
| | Margen Operación | **11.6%** | 11.8% | | 8.9% | | **10.3%** | 9.9% | |
| | FLUJO OPERATIVO | **197** | 211 | -7 | 197 | 0 | **363** | 373 | -3 |
| | Margen Flujo Operativo | **17.1%** | 17.2% | | 17.2% | | **15.8%** | 15.3% | |
| **OPERACIONES DE VENEZUELA** | VOLUMEN DE VENTAS (miles de toneladas) | **113** | 114 | -0 | 109 | 4 | **222** | 228 | -3 |
| Harina de maíz, trigo y otros | VENTAS NETAS | **485** | 647 | -25 | 391 | 24 | **877** | 1,303 | -33 |
| | UTILIDAD BRUTA | **146** | 192 | -24 | 110 | 33 | **256** | 379 | -33 |
| | Margen Bruto | **30.1%** | 29.7% | | 28.0% | | **29.2%** | 29.1% | |
| | UTILIDAD DE OPERACIÓN | **55** | 73 | -24 | 29 | 89 | **84** | 127 | -34 |
| | Margen Operación | **11.3%** | 11.2% | | 7.4% | | **9.6%** | 9.7% | |
| | FLUJO OPERATIVO | **72** | 88 | -18 | 41 | 76 | **113** | 154 | -27 |
| | Margen Flujo Operativo | **14.9%** | 13.7% | | 10.5% | | **12.9%** | 11.8% | |
| **MOLINERA DE MÉXICO** | VOLUMEN DE VENTAS (miles de toneladas) | **122** | 113 | 8 | 122 | -0 | **245** | 234 | 4 |
| Harina de trigo | VENTAS NETAS | **352** | 351 | 0 | 363 | -3 | **715** | 741 | -4 |
| | UTILIDAD BRUTA | **72** | 71 | 2 | 76 | -4 | **148** | 153 | -3 |
| | Margen Bruto | **20.6%** | 20.2% | | 20.9% | | **20.7%** | 20.6% | |
| | UTILIDAD DE OPERACIÓN | **-5** | -2 | -188 | 3 | -278 | **-2** | 4 | -150 |
| | Margen Operación | **(1.3%)** | (0.5%) | | 0.7% | | **(0.3%)** | 0.5% | |
| | FLUJO OPERATIVO | **11** | 13 | -14 | 18 | -38 | **30** | 34 | -12 |
| | Margen Flujo Operativo | **3.3%** | 3.8% | | 5.1% | | **4.2%** | 4.6% | |
| **GRUMA CENTRO AMÉRICA** | VOLUMEN DE VENTAS (miles de toneladas) | **35** | 36 | -3 | 33 | 6 | **68** | 72 | -6 |
| Harina de maíz y otros | VENTAS NETAS | **256** | 283 | -9 | 234 | 10 | **490** | 551 | -11 |
| | UTILIDAD BRUTA | **92** | 98 | -6 | 81 | 13 | **173** | 192 | -10 |
| | Margen Bruto | **35.8%** | 34.5% | | 34.6% | | **35.3%** | 34.9% | |
| | UTILIDAD DE OPERACIÓN | **5** | -2 | 321 | -0 | 2,310 | **5** | -7 | 175 |
| | Margen Operación | **2.1%** | (0.8%) | | (0.1%) | | **1.0%** | (1.2%) | |
| | FLUJO OPERATIVO | **21** | 21 | -1 | 13 | 59 | **34** | 29 | 19 |
| | Margen Flujo Operativo | **8.1%** | 7.4% | | 5.6% | | **6.9%** | 5.2% | |
| **PRODISA** | VOLUMEN DE VENTAS (miles de toneladas) | **4** | 8 | -52 | 4 | 2 | **7** | 15 | -52 |
| Tortilla empacada y pan | VENTAS NETAS | **44** | 106 | -58 | 41 | 8 | **85** | 208 | -59 |
| | UTILIDAD BRUTA | **13** | 36 | -63 | 12 | 14 | **25** | 69 | -64 |
| | Margen Bruto | **30.1%** | 34.3% | | 28.5% | | **29.3%** | 33.1% | |
| | UTILIDAD DE OPERACIÓN | **-19** | -53 | 64 | -25 | 22 | **-44** | -115 | 62 |
| | Margen Operación | **(43.8%)** | (50.4%) | | (60.1%) | | **(51.6%)** | (55.0%) | |
| | FLUJO OPERATIVO | **-13** | -33 | 61 | -18 | 27 | **-31** | -73 | 58 |
| | Margen Flujo Operativo | **(29.5%)** | (31.4%) | | (43.7%) | | **(36.3%)** | (35.0%) | |
| **OTRAS Y ELIMINACIONES** | VENTAS NETAS | **-35** | -212 | 83 | 10 | -450 | **-25** | -394 | 94 |
| | UTILIDAD BRUTA | **23** | -66 | 135 | 21 | 10 | **45** | -99 | 145 |
| | Margen Bruto | 65.7% | (31.1%) | | 210.0% | | **180.0%** | (25.1%) | |
| | UTILIDAD DE OPERACIÓN | **-28** | -56 | 50 | -27 | -4 | **-55** | -98 | 44 |
| | Margen Operación | (80.0%) | (26.4%) | | (270.0%) | | **(220.0%)** | (24.9%) | |
| | FLUJO OPERATIVO | **-18** | -60 | 70 | -51 | 65 | **-38** | -103 | 63 |
| | Margen Flujo Operativo | (51.4%) | (28.3%) | | (510.0%) | | **(152.0%)** | (26.1%) | |
| **CONSOLIDADO** | VOLUMEN DE VENTAS (miles de toneladas) | **840** | 845 | -1 | 819 | 3 | **1,660** | 1,686 | -2 |
| | VENTAS NETAS | **4,463** | 4,489 | -1 | 4,290 | 4 | **8,753** | 8,895 | -2 |
| | UTILIDAD BRUTA | **1,717** | 1,687 | 2 | 1,595 | 8 | **3,311** | 3,206 | 3 |
| | Margen Bruto | **38.5%** | 37.6% | | 37.2% | | **37.8%** | 36.0% | |
| | UTILIDAD DE OPERACIÓN | **356** | 278 | 28 | 265 | 34 | **621** | 391 | 59 |
| | Margen Operación | **8.0%** | 6.2% | | 6.2% | | **7.1%** | 4.4% | |
| | FLUJO OPERATIVO | **590** | 511 | 16 | 485 | 22 | **1,075** | 843 | 28 |
| | Margen Flujo Operativo | **13.2%** | 11.4% | | 11.3% | | **12.3%** | 9.5% | |

ENGLISH TRANSLATION OF
PRESS RELEASE, DATED JULY 24, 2002, CONTAINING
THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATION AND FINANCIAL CONDITION FOR THE SECOND QUARTER 2002

**Contacts:**
**Rogelio Sánchez** (52 81) 8399-3312
rogelio_sanchez@gruma.com
**Lilia Gómez** (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

**Web site:** http://www.gruma.com

**New York Stock Exchange:** GMK
**Bolsa Mexicana de Valores:** GRUMAB

Monterrey, N.L., Mexico, July 24, 2002

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SECOND QUARTER 2002

(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF JUNE 30, 2002)

## SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 2Q02, GRUMA's operating income and operating margin improved significantly despite slightly lower revenues.

Better performance at Gruma Corporation and PRODISA, and cost control at Corporate, drove GRUMA's operating profit upward by 28% and EBITDA[1] by 16%.

**Consolidated Financial Highlights**
(Ps millions)

| | 2Q02 | 2Q01 | VAR (%) |
|---|---|---|---|
| **VOLUME** (thousand metric tons) | 840 | 845 | (1) |
| **NET SALES** | 4,463 | 4,489 | (1) |
| **OPERATING INCOME** | 356 | 278 | 28 |
| ***OPERATING MARGIN*** | 8.0% | 6.2% | 180 bp |
| **EBITDA** | 590 | 511 | 16 |
| ***EBITDA MARGIN*** | 13.2% | 11.4% | 180 bp |
| **NET MAJORITY INCOME** | (14) | 240 | (106) |
| **TOTAL DEBT** | 6,547 | 7,144 | (8) |
| **ROE** | 2.9% | 6.0% | 310 bp |

**Debt**
(US$ millions)

| Jun.'02 | Mar.'02 | Var (%) | Jun.'01 | Var (%) |
|---|---|---|---|---|
| 657 | 716 | (8) | 759 | (13) |

## CONSOLIDATED RESULTS OF OPERATIONS

**2Q02 vs. 2Q01**

### *Net Sales*

Consolidated sales volume decreased 1%. Lower sales volume in GIMSA, were largely offset by higher volume in Gruma Corporation and Molinera de México. Net sales declined 1% as well. Sales from foreign operations were 66% of consolidated net sales.

[1] EBITDA = operating income + depreciation and amortization affecting operating income

### *Operating Income*

GRUMA's consolidated operating income improved 28%. Gruma Corporation's higher sales volume and efficiencies in its supply chain management, and the discontinuation of PRODISA's bread operations were the main drivers of the overall improvement.

### *Net Comprehensive Financing Cost*

| Items | 2Q02 | 2Q01 | Change | Comments |
|---|---|---|---|---|
| Interest expense | 145 | 174 | (29) | Lower debt and lower cost of debt (200 bp, from 7.5% to 5.5%). |
| Interest income | (14) | (20) | 5 | Lower domestic interest rates. |
| FX loss (gain) | 162 | (90) | 252 | Peso depreciation in 2Q02 versus peso appreciation in 2Q01. |
| Monetary position loss (gain) | (12) | (94) | 82 | Lower inflation rates in all countries in which GRUMA has operations and lower net monetary liability position, which resulted mainly from lower debt. |
| **Total** | **280** | **(30)** | **310** | |

### *Other Expenses, Net*

Other expenses, net, resulted in income of Ps 4 million, Ps 17 million lower than the same period of last year, driven by the completion of amortization of deferred assets related to excess of book value over cost of the acquisition of MONACA.

### *Taxes and Employee Profit Sharing*

Taxes and employee profit sharing of Ps 85 million were Ps 21 million higher than in 2Q01, due primarily to higher pre-tax income in Gruma Corporation.

### *Associated Companies*

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) represented Ps 29 million, Ps 7 million more than in 2Q01.

### *Net Majority Income*

GRUMA's total net income was Ps 23 million. The company reported a net majority loss of Ps 14 million, which mainly derived from non-cash items such as the depreciation of the peso and, to a lesser extent, the lower monetary position gain.

## RESULTS BY SUBSIDIARY

**2Q02 vs. 2Q01**

### GRUMA CORPORATION

**Volume** growth of 6% was driven by higher corn flour and tortilla volumes.

- Corn flour volume increased 11% due to:
  - Continued conversion of U.S. tortilla and tortilla chips manufacturers to corn flour due to stronger efforts on the part of the sales department to emphasize the benefits of corn flour over the traditional method,
  - Better retail sales coverage through an improved network of wholesalers and distributors, and
  - Recovery in international sales, due to the resumption of production and marketing of yellow corn products.

- Tortilla volume increased 3%, driven by greater foodservices sales due to:
  - The company's decision in 4Q01 to resume production and marketing of yellow corn products,
  - Increased exports to foreign markets, and
  - Increased business due to acquisitions made by a large customer to which Gruma Corporation is a preferred supplier.

**Net sales** growth of 6% reflects the aforementioned volume growth.

**Cost of sales**, as a percentage of net sales, increased slightly over last year, slightly rising to 53.6% from 53.0%, due to internal inflation in both the corn flour and tortilla businesses and a slight increase in raw material costs in the corn flour business. In absolute terms, cost of sales increased 7%, due overwhelmingly to the increase in volume, and, to a small extent, the aforementioned internal inflation.

**Selling, general, and administrative expenses (SG&A)** increased 1% in absolute terms, mainly as a result of higher variable distribution expenses in the tortilla business, associated with the higher volume, and higher promotional spending in the corn flour business. As a percentage of net sales, however, SG&A improved to 36.7% from 38.7% as a consequence of the continued focus on better supply chain management, such as the SKU rationalization process, route/distribution optimization, and to a lesser extent, lower levels of promotional spending in the tortilla business.

**Operating income** increased 23% to Ps 214 million. Operating margin improved to 9.7% from 8.3%.

## GIMSA

**Sales volume** declined 6% as a result of a combination of the following factors:

- A 6% decline in bulk sales resulting from our decision to focus on achieving higher margins, rather than volume growth, combined with stricter credit measures, and
- A 7% decline in one-kilogram consumer retail package sales, especially because this segment continues to be affected by lower sales to DICONSA (Mexican government's social and distribution program), which has been impacted by budgetary constraints.

**Net sales** were 6% lower, reflecting the decline in volume.

**Cost of sales** declined 6% due to lower sales volume. Cost of sales as a percentage of net sales increased 50 basis points to 69.9% to 69.4%, reflecting:

- Higher costs associated with higher nutritional levels in new corn flour products,
- Lower fixed cost absorption, and
- A slight decline in corn flour prices due to the competitive environment.

**SG&A** declined 8% due to:

- Lower freight expenses in connection with decreased sales to DICONSA and efficiencies in distribution,
- Elimination of several administrative positions at GIMSA's plants, and
- Lower leasing expenses for computer equipment.

**Operating income** declined 8% to Ps 134 million and operating margin decreased to 11.6% from 11.8%.

For additional information, see GIMSA "Management's Discussion and Analysis of Results of Operations and Financial Condition for the Second Quarter 2002," available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

## VENEZUELA OPERATIONS[2]

Overall **volume** declined 1%. A 7% lower corn flour volume was offset by a 13% increase in wheat flour volume.

The reduction in corn flour volume resulted from lower per-capita consumption due to lower consumer purchasing power, coupled with higher prices, as GRUMA, like most of the participants in the Venezuelan economy, implemented strong price increases in bolívar terms throughout the year in order to offset the negative impact of the bolívar devaluation.

Wheat flour sales volume increased because MONACA began producing wheat flour specifically for pasta, using an existing facility, in November 2001.

[2] Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

**Net sales** declined 25% in peso terms mainly as a direct result of the devaluation effect of the bolívar, since figures for the Venezuela operations are converted from bolívars into dollars, then from dollars to pesos. Price increases were not sufficient to offset the devaluation effect. Additionally, lower sales volume contributed to the decline in net sales.

**Cost of sales** as a percentage of net sales improved to 69.9% from 70.3%, due to a head count reduction implemented in March 2002 as well as a stricter discipline cost control. In absolute terms, cost of sales declined 25%, reflecting the effect of the bolívar devaluation.

**SG&A** declined 24%, reflecting the effect of the bolívar devaluation. SG&A as a percentage of net sales increased to 18.7% from 18.4% due to additional selling expenses associated to the increase in wheat flour sales volume.

**Operating income** decreased 24% to Ps 55 million due to the devaluation effect. Operating margin slightly increased to 11.3% from 11.2%.

**MOLINERA DE MÉXICO**

The 8% **volume** increase was driven by higher bulk sales, as a result of:

- Continued initiatives to enhance sales to supermarkets in-store bakeries, and
- Improved sales force performance derived from customer segmentation by channel and greater geographical coverage.

**Net sales** were flat as opposed to the aforementioned 8% volume growth, due to lower wheat flour prices in connection with lower wheat cost.

**Cost of sales** as a percentage of net sales improved to 79.4% from 79.8%, due to the company's focus on increasing labor efficiencies and maintenance costs.

Molinera de México's **SG&A** increased 6% due to expenses associated with the start of the implementation of the SAP system at the La Asunción plant.

Molinera de México reported an **operating loss** of Ps 5 million.

**GRUMA CENTRO AMÉRICA**

Sales **volume** for 2Q02 was 3% lower than a year ago. Most of the decline resulted from the discontinuation of the bread operations.

**Net sales** declined 9%, due to:

- The aforementioned discontinuation of the bread operations,
- Lower sales volume for our snack products due to higher prices, and
- Lower corn flour prices derived from:
  - A shift in the product mix of corn flour toward bulk presentation, which is priced lower than the package presentation, and
  - Price discounts due to increased competition.

**Cost of sales** as a percentage of net sales improved to 64.2% from 65.5%, due mostly to the discontinuation of the bread operations.

**SG&A** decreased 14% due mainly to the discontinuation of the bread operations. SG&A improved to 33.7% from 35.3%.

**Operating income** was Ps 5 million in comparison to a Ps 2 million operating loss in 2Q01. Most of the improvement resulted from the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

**PRODISA**

Sales **volume** was 52% lower, driven principally by the discontinuation of the bread operations.

**Net sales** declined 58%, mainly reflecting the lower sales volumes.

**Cost of sales** as a *percentage of net sales increased to 69.9% from 65.7% due to the discontinuation of the bread* operations, as the bread operations enjoyed higher gross margins than tortillas.

**SG&A** decreased 64%, due to the discontinuation of bread operations.

**Operating loss** declined to Ps 19 million from Ps 53 million as a result of the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

### OTHER AND ELIMINATIONS[3]

**Operating loss** was 50% lower due to lower administrative expenses at the company's corporate offices and accounting eliminations related to differences between US GAAP and Mexican GAAP.

## FINANCIAL POSITION

### June 2002 vs. March 2002

***Balance-Sheet Highlights***

**Total assets** were Ps 20,432 million, similar to the previous quarter.

Some of the major changes that occurred were:

- Cash balances declined 51% as GRUMA made a US$50 million prepayment, as discussed below,
- Inventories declined 11% mainly because GIMSA and Gruma Corporation consumed grains following the seasonal build up of inventories, and
- Property, plant, and equipment (PPE) increased 3% mainly as a result of additional corn flour capacity in Gruma Corporation.

**Total liabilities** were Ps 8,855 million, 1% lower.

In dollar terms, GRUMA's debt declined US$59 million, or 8%, as the company was able to internally generate cash and make a US$50 million prepayment of the US$100 million tranche that becomes due in February 2003. The company expects to continue generating cash, which will be applied to pay down part of the remaining US$50 million due in February 2003. Any remaining portion is expected to be paid with the proceeds from the sale of some minor non-core assets and, or, the use of long-term revolving credit lines.

In peso terms, GRUMA's debt increased 1% due to the devaluation of the Mexican peso.

**Stockholders' equity** at June 30, 2002, totaled Ps 11,577 million, similar than the balance at March 31, 2002.

During 2Q02, GRUMA repurchased 1,159,900 of its common shares and sold 932,100 shares.

***Debt Profile***

As of June 2002, 98% of GRUMA's debt was dollar denominated; 2% was Venezuelan bolívar-denominated, which represented US$11 million. All Venezuelan bolívar-denominated debt bears a fixed interest rate of 19.9%.

| Total Debt (US$ millions) | | | | | | |
|---|---|---|---|---|---|---|
| | Jun'02 | % total | Mar'02 | % total | Jun'01 | % total |
| Short-term debt | 67 | 10 | 135 | 19 | 24 | 3 |
| Long-term debt | 590 | 90 | 581 | 81 | 735 | 97 |
| Total debt | 657 | 100 | 716 | 100 | 759 | 100 |
| Weighted-average cost of debt[4] | 5.5% | | 5.5% | | 7.5% | |

[3] Other and Eliminations include corporate services, technology operations, and accounting eliminations.

[4] For the quarter ended each date.

### *Schedule of Debt Amortizations*

| Debt Amortizations (US$ millions) | | | | | | | |
|---|---|---|---|---|---|---|---|
| | ST | 2003 | 2004 | 2005 | 2006 | 2007... | Total |
| Yankee bond | | | | | | 250 | 250 |
| Syndicated loan | 50 | | 300 | | | | 350 |
| Private placement | 1 | 1 | 1 | 1 | 1 | 14 | 19 |
| Other | 16 | 10 | 1 | | | 11 | 38 |
| TOTAL | 67 | 11 | 302 | 1 | 1 | 275 | 657 |

### *Debt Ratios*

| | 2Q02 | 1Q02 | 2Q01 |
|---|---|---|---|
| **Last twelve months** | | | |
| Debt/EBITDA | 3.0 | 3.0 | 4.1 |
| EBITDA/net interest expense | 4.6 | 4.2 | 2.6 |
| **Annualized** | | | |
| Debt/EBITDA | 2.8 | 3.3 | 3.5 |
| EBITDA/net interest expense | 4.5 | 4.3 | 3.3 |

## INVESTMENT PROGRAM

In 2Q02, GRUMA's investments were Ps 239 million and were mostly applied to corn flour capacity expansion at Gruma Corporation.

## FINANCIAL RATIOS

### *Operational Ratios*

| | 2Q02 | 1Q02 | 2Q01 |
|---|---|---|---|
| Accounts receivable outstanding (days to sales) | 42 | 42 | 41 |
| Inventories turnover (days to cost of sales) | 56 | 64 | 57 |
| Net working capital turnover (days to sales) | 53 | 58 | 52 |
| Asset turnover (total assets to sales) | 1.1 | 1.2 | 1.2 |

### *Profitability Ratios*

| | 2Q02 % | 1Q02 % | 2Q01 % |
|---|---|---|---|
| ROA | 1.6 | 2.8 | 3.2 |
| ROE | 2.9 | 5.2 | 6.0 |
| ROIC | 4.6 | 4.3 | 3.4 |

## *CONFERENCE CALL*

The company will hold a conference call to discuss 2Q02 results on July 25, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Telephone: (800) 388-8975 (from U.S. and Canada), (973) 694-2225 (international/local). In addition, the conference call will be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay, please dial 1-800-428-6051 or (973) 709-2089, pass code: 252566. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Grupo Industrial Maseca, S.A. de C.V. ("GIMSA"), the company's 83%-owned corn flour subsidiary in Mexico; Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Gruma Centro América, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; Molinera de México, GRUMA's 60%-owned wheat flour subsidiary in Mexico; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also owns two subsidiaries in Venezuela, MONACA and DEMASECA, and is Venezuela's second-largest corn flour and wheat flour producer. Headquartered in Monterrey, Mexico, GRUMA has over 15,000 employees and 71 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.

### ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of June 30, 2002, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as "Mexican GAAP".

The restatement was determined as follows:

- The consolidated figures are restated to period-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index from the country in which the subsidiary operates.
- Once consolidated figures are restated, they are translated to Mexican pesos, applying the exchange rate in effect at the end of each period.
- For comparability purposes, the 2001 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2001, and the corresponding inflation and exchange rate fluctuations during that period.

### FOR ANALYSIS PURPOSES OF THIS REPORT

The results of foreign operations were determined as follows:

- Figures for Gruma Corporation are reported under US GAAP and were converted from dollars to pesos using convenience translation with the exchange rate of Ps 9.96/dollar as of June 30, 2002.
- Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 9.96/dollar as of June 30, 2002.

The effects of inflationary accounting arising from the application of Bulletin B-10 to Mexican GAAP, applied to Gruma Corporation, are reflected in the column entitled "Others and Eliminations".

## GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2002)

### FINANCIAL HIGHLIGHTS

| | QUARTERS | | | | | YTD JUNE | | |
|---|---|---|---|---|---|---|---|---|
| **INCOME STATEMENT SUMMARY** | **2Q02** | 2Q01 | VAR (%) | 1Q02 | VAR (%) | **2002** | 2001 | VAR (%) |
| NET SALES | **4,463** | 4,489 | (1) | 4,290 | 4 | **8,753** | 8,895 | (2) |
| GROSS PROFIT | **1,717** | 1,687 | 2 | 1,595 | 8 | **3,311** | 3,206 | 3 |
| GROSS MARGIN (%) | **38.5%** | 37.6% | | 37.2% | | **37.8%** | 36.0% | |
| OPERATING INCOME | **356** | 278 | 28 | 265 | 34 | **621** | 391 | 59 |
| OPERATING MARGIN (%) | **8.0%** | 6.2% | | 6.2% | | **7.1%** | 4.4% | |
| COMPREHENSIVE FINANCING COST (INCOME) | **280** | (30) | | 56 | | **337** | 31 | |
| INTEREST EXPENSE | **145** | 174 | | 130 | | **275** | 358 | |
| INTEREST INCOME | **(14)** | (20) | | (17) | | **(31)** | (45) | |
| FOREIGN EXCHANGE LOSS (GAIN) | **162** | (90) | | (23) | | **140** | (119) | |
| MONETARY POSITION (GAIN) LOSS | **(12)** | (94) | | (34) | | **(46)** | (164) | |
| OTHER (INCOME) EXPENSE, NET | **(4)** | (21) | | (36) | | **(40)** | (41) | |
| TAXES AND PROFIT SHARING | **85** | 64 | | 89 | | **174** | 102 | |
| EQUITY EARNINGS, ASSOCIATED COMPANIES | **(29)** | (21) | | (6) | | **(34)** | (49) | |
| NET INCOME | **23** | 286 | (92) | 162 | (86) | **185** | 348 | (47) |
| NET MAJORITY INCOME | **(14)** | 240 | (106) | 108 | (113) | **94** | 270 | (65) |
| EARNINGS PER SHARE[1] | **(0.03)** | 0.55 | (105) | 0.24 | (113) | **0.21** | 0.62 | (66) |
| EARNINGS PER ADR (US$)[2] | **(0.01)** | 0.22 | (105) | 0.10 | (113) | **0.08** | 0.25 | (66) |
| DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME | **234** | 233 | | 220 | | **454** | 453 | |
| DEPRECIATION AND AMORTIZATION TOTAL | **214** | 199 | | 186 | | **401** | 394 | |
| EBITDA[3] | **590** | 511 | 16 | 485 | 22 | **1,075** | 843 | 28 |
| INVESTMENTS | **239** | 85 | | 105 | | **344** | 147 | |

| **BALANCE SHEET SUMMARY** | **Jun-02** | Jun-01 | VAR (%) | Mar-02 | VAR (%) | **Jun-02** | Jun-01 | VAR (%) |
|---|---|---|---|---|---|---|---|---|
| CASH AND CASH EQUIVALENTS | **268** | 556 | (52) | 551 | (51) | **268** | 556 | (52) |
| TRADE ACCOUNTS RECEIVABLE | **2,058** | 2,036 | 1 | 2,020 | 2 | **2,058** | 2,036 | 1 |
| OTHER ACCOUNTS RECEIVABLE | **680** | 658 | 3 | 587 | 16 | **680** | 658 | 3 |
| INVENTORIES | **1,702** | 1,767 | (4) | 1,909 | (11) | **1,702** | 1,767 | (4) |
| CURRENT ASSETS | **4,870** | 5,212 | (7) | 5,214 | (7) | **4,870** | 5,212 | (7) |
| PROPERTY, PLANT, AND EQUIPMENT, NET | **12,235** | 12,348 | (1) | 11,872 | 3 | **12,235** | 12,348 | (1) |
| TOTAL ASSETS | **20,432** | 21,403 | (5) | 20,530 | (0) | **20,432** | 21,403 | (5) |
| SHORT-TERM DEBT | **667** | 212 | 214 | 1,150 | (42) | **667** | 212 | 214 |
| CURRENT LIABILITIES | **2,622** | 2,287 | 15 | 3,026 | (13) | **2,622** | 2,287 | 15 |
| LONG-TERM DEBT | **5,880** | 6,932 | (15) | 5,324 | 10 | **5,880** | 6,932 | (15) |
| TOTAL LIABILITIES | **8,855** | 10,030 | (12) | 8,943 | (1) | **8,855** | 10,030 | (12) |
| STOCKHOLDERS' EQUITY | **11,577** | 11,372 | 2 | 11,586 | (0) | **11,577** | 11,372 | 2 |
| MAJORITY STOCKHOLDERS' EQUITY | **9,202** | 9,303 | (1) | 9,132 | 1 | **9,202** | 9,303 | (1) |
| CURRENT ASSETS/CURRENT LIABILITIES | **1.86** | 2.28 | | 1.72 | | **1.86** | 2.28 | |
| TOTAL LIABILITIES/STOCKHOLDERS' EQUITY | **0.76** | 0.88 | | 0.77 | | **0.76** | 0.88 | |
| DEBT/(DEBT + STOCKHOLDERS' EQUITY) | **0.36** | 0.39 | | 0.36 | | **0.36** | 0.39 | |
| BOOK VALUE PER SHARE[1] | **20.52** | 21.44 | | 20.36 | | **20.52** | 21.44 | |

[1] On the basis of 448,429,186 shares as of June 2002, 433,935,586 shares as of June 2001, and 448,656,986 shares as of March 2002.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 9.96 per dollar as of June 30, 2002.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.



gruma

# GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of June 30, 2002)

## FINANCIAL HIGHLIGHTS BY SUBSIDIARY

| | | QUARTERS | | | | | YTD JUNE | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2Q02 | 2Q01 | VAR (%) | 1Q02 | VAR (%) | 2002 | 2001 | VAR (%) |
| **GRUMA CORP** | SALES VOLUME (thousand metric tons) | **224** | 211 | 6 | 212 | 6 | **435** | 416 | 5 |
| Corn flour and tortillas | NET SALES | **2,210** | 2,087 | 6 | 2,104 | 5 | **4,314** | 4,058 | 6 |
| | GROSS PROFIT | **1,025** | 981 | 4 | 978 | 5 | **2,002** | 1,825 | 10 |
| | Gross Margin | **46.4%** | 47.0% | | 46.5% | | **46.4%** | 45.0% | |
| | OPERATING INCOME | **214** | 174 | 23 | 183 | 17 | **397** | 238 | 67 |
| | Operating Margin | **9.7%** | 8.3% | | 8.7% | | **9.2%** | 5.9% | |
| | EBITDA | **320** | 270 | 18 | 285 | 12 | **605** | 429 | 41 |
| | EBITDA Margin | **14.5%** | 13.0% | | 13.5% | | **14.0%** | 10.6% | |
| **GIMSA** | SALES VOLUME (thousand metric tons) | **343** | 364 | (6) | 340 | 1 | **682** | 721 | (5) |
| Corn flour | NET SALES | **1,150** | 1,227 | (6) | 1,148 | 0 | **2,298** | 2,428 | (5) |
| | GROSS PROFIT | **346** | 375 | (8) | 317 | 9 | **663** | 687 | (4) |
| | Gross Margin | **30.1%** | 30.6% | | 27.6% | | **28.8%** | 28.3% | |
| | OPERATING INCOME | **134** | 145 | (8) | 102 | 31 | **236** | 241 | (2) |
| | Operating Margin | **11.6%** | 11.8% | | 8.9% | | **10.3%** | 9.9% | |
| | EBITDA | **197** | 211 | (7) | 197 | 0 | **363** | 373 | (3) |
| | EBITDA Margin | **17.1%** | 17.2% | | 17.2% | | **15.8%** | 15.3% | |
| **VENEZUELA OPERATIONS** | SALES VOLUME (thousand metric tons) | **113** | 114 | (0) | 109 | 4 | **222** | 228 | (3) |
| Corn flour, wheat flour, and other | NET SALES | **485** | 647 | (25) | 391 | 24 | **877** | 1,303 | (33) |
| | GROSS PROFIT | **146** | 192 | (24) | 110 | 33 | **256** | 379 | (33) |
| | Gross Margin | **30.1%** | 29.7% | | 28.0% | | **29.2%** | 29.1% | |
| | OPERATING INCOME | **55** | 73 | (24) | 29 | 89 | **84** | 127 | (34) |
| | Operating Margin | **11.3%** | 11.2% | | 7.4% | | **9.6%** | 9.7% | |
| | EBITDA | **72** | 88 | (18) | 41 | 76 | **113** | 154 | (27) |
| | EBITDA Margin | **14.9%** | 13.7% | | 10.5% | | **12.9%** | 11.8% | |
| **MOLINERA DE MÉXICO** | SALES VOLUME (thousand metric tons) | **122** | 113 | 8 | 122 | (0) | **245** | 234 | 4 |
| Wheat flour | NET SALES | **352** | 351 | 0 | 363 | (3) | **715** | 741 | (4) |
| | GROSS PROFIT | **72** | 71 | 2 | 76 | (4) | **148** | 153 | (3) |
| | Gross Margin | **20.6%** | 20.2% | | 20.9% | | **20.7%** | 20.6% | |
| | OPERATING INCOME | **(5)** | (2) | (188) | 3 | (278) | **(2)** | 4 | (150) |
| | Operating Margin | **(1.3%)** | (0.5%) | | 0.7% | | **(0.3%)** | 0.5% | |
| | EBITDA | **11** | 13 | (14) | 18 | (38) | **30** | 34 | (12) |
| | EBITDA Margin | **3.3%** | 3.8% | | 5.1% | | **4.2%** | 4.6% | |
| **GRUMA CENTRO AMÉRICA** | SALES VOLUME (thousand metric tons) | **35** | 36 | (3) | 33 | 6 | **68** | 72 | (6) |
| Corn flour, and other | NET SALES | **256** | 283 | (9) | 234 | 10 | **490** | 551 | (11) |
| | GROSS PROFIT | **92** | 98 | (6) | 81 | 13 | **173** | 192 | (10) |
| | Gross Margin | **35.8%** | 34.5% | | 34.8% | | **35.3%** | 34.9% | |
| | OPERATING INCOME | **5** | (2) | 321 | (0) | 2,310 | **5** | (7) | 175 |
| | Operating Margin | **2.1%** | (0.8%) | | (0.1%) | | **1.0%** | (1.2%) | |
| | EBITDA | **21** | 21 | (1) | 13 | 59 | **34** | 29 | 19 |
| | EBITDA Margin | **8.1%** | 7.4% | | 5.6% | | **6.9%** | 5.2% | |
| **PRODISA** | SALES VOLUME (thousand metric tons) | **4** | 8 | (52) | 4 | 2 | **7** | 15 | (52) |
| Packaged tortilla and bread | NET SALES | **44** | 106 | (58) | 41 | 8 | **85** | 208 | (59) |
| | GROSS PROFIT | **13** | 36 | (63) | 12 | 14 | **25** | 69 | (64) |
| | Gross Margin | **30.1%** | 34.3% | | 28.5% | | **29.3%** | 33.1% | |
| | OPERATING INCOME | **(19)** | (53) | 64 | (25) | 22 | **(44)** | (115) | 62 |
| | Operating Margin | **(43.8%)** | (50.4%) | | (60.1%) | | **(51.6%)** | (55.0%) | |
| | EBITDA | **(13)** | (33) | 61 | (18) | 27 | **(31)** | (73) | 58 |
| | EBITDA Margin | **(29.5%)** | (31.4%) | | (43.7%) | | **(36.3%)** | (35.0%) | |
| **OTHER & ELIMINATIONS** | NET SALES | **(35)** | (212) | 83 | 10 | (450) | **(25)** | (394) | 94 |
| | GROSS PROFIT | **23** | (66) | 135 | 21 | 10 | **45** | (99) | 145 |
| | Gross Margin | 65.7% | (31.1%) | | 210.0% | | **180.0%** | (25.1%) | |
| | OPERATING INCOME | **(28)** | (56) | 50 | (27) | (4) | **(55)** | (98) | 44 |
| | Operating Margin | (80.0%) | (26.4%) | | (270.0%) | | **(220.0%)** | (24.9%) | |
| | EBITDA | **(18)** | (60) | 70 | (51) | 65 | **(38)** | (103) | 63 |
| | EBITDA Margin | (51.4%) | (28.3%) | | (510.0%) | | **(152.0%)** | (26.1%) | |
| **CONSOLIDATED** | SALES VOLUME (thousand metric tons) | **840** | 845 | (1) | 819 | 3 | **1,660** | 1,686 | (2) |
| | NET SALES | **4,463** | 4,489 | (1) | 4,290 | 4 | **8,753** | 8,895 | (2) |
| | GROSS PROFIT | **1,717** | 1,687 | 2 | 1,595 | 8 | **3,311** | 3,206 | 3 |
| | Gross Margin | **38.5%** | 37.6% | | 37.2% | | **37.8%** | 36.0% | |
| | OPERATING INCOME | **356** | 278 | 28 | 265 | 34 | **621** | 391 | 59 |
| | Operating Margin | **8.0%** | 6.2% | | 6.2% | | **7.1%** | 4.4% | |
| | EBITDA | **590** | 511 | 16 | 485 | 22 | **1,075** | 843 | 28 |
| | EBITDA Margin | **13.2%** | 11.4% | | 11.3% | | **12.3%** | 9.5% | |



gruma

ITEM 3

ANNEXES TO THE FINANCIAL STATEMENTS

**NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)**

**ANEXO 2** **CONSOLIDADO**
**Impresión Final**

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los de Gruma, S.A. de C.V. y los de sus empresas subsidiarias. Los saldos y operaciones importantes entre las empresas consolidadas han sido eliminados.

Las principales subsidiarias incluidas en la consolidación son:

| | % de participación |
|---|---|
| Grupo Industrial Maseca, S.A. de C.V. y subsidiarias | 83.18 |
| Gruma Corporation y subsidiarias | 100.00 |
| Gruma Centro América, S.A. y subsidiarias | 100.00 |
| Molinos Nacionales, C.A. | 95.00 |
| Derivados de Maíz Seleccionado, C.A. | 50.00 |
| Productos y Distribuidora Azteca, S.A. de C.V. y subsidiarias | 100.00 |
| Investigación de Tecnología Avanzada, S.A. de C.V. y subsidiarias | 100.00 |
| Molinera de México, S.A. de C.V. y subsidiarias | 60.00 |
| Asesoría de Empresas, S.A. de C.V. | 100.00 |
| Transporte Aéreo Técnico Ejecutivo, S.A. de C.V. | 100.00 |
| Inmobiliaria Residencial San Pedro, S.A. de C.V. y subsidiarias | 100.00 |

USO DE ESTIMACIONES

La preparación de los estados financieros de conformidad con los principios de contabilidad generalmente aceptados requiere que la administración de la Compañía haga algunas estimaciones y supuestos, que afectan los importes registrados de ciertos activos y pasivos y de ciertos ingresos, costos y gastos a las fechas y años que se informan; así mismo, pudieran afectar la revelación de activos y pasivos contingentes. Los resultados reales pueden diferir de las estimaciones efectuadas.

CONVERSION DE ENTIDADES EXTRANJERAS

Los estados financieros de las subsidiarias en el extranjero son reexpresados y convertidos en pesos aplicando los lineamientos siguientes:

Los estados financieros son reexpresados de conformidad con los métodos que establece el Boletín B-10, aplicando el Índice General de Precios al Consumidor ("IGPC") que refleje los cambios en el poder adquisitivo de la moneda del país en que la subsidiaria extranjera informa sus operaciones.

Los activos, pasivos, ingresos y gastos en monedas constantes se convierten en pesos aplicando el tipo de cambio vigente al final del año. Las cuentas del capital se convierten utilizando los tipos de cambio aplicables en las fechas en que se hicieron las aportaciones de los accionistas y se generaron las utilidades. Los efectos resultantes en la conversión se reconocen como parte del capital contable en el renglón denominado "Conversión de Entidades Extranjeras".

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION

Los estados financieros consolidados han sido actualizados para reconocer los efectos de la inflación y están expresados en miles de pesos de monedas constantes de poder adquisitivo del 30 de Junio de 2002, determinados como sigue:

· Para propósitos de comparabilidad, los estados financieros consolidados al 30 de Junio de 2001 han sido actualizados utilizando un factor promedio ponderado calculado en base a la contribución que de las ventas netas tiene cada una de las monedad incluidas en dichos estados financieros, considerando las variables de inflación y de variación en tipo de cambio.

· Los estados de resultados y de variaciones en el capital contable terminado el 30 de Junio de 2002 han sido actualizados utilizando los factores derivados del IGPC del país donde las entidades tienen las operaciones, aplicables al período comprendido entre la fecha en que éstas se realizaron y la fecha del cierre del ejercicio.

· Los estados de cambios en la situación financiera presentan, en pesos de monedas constantes, la generación y utilización de recursos por la operación y de por actividades de financiamiento e inversión.

Metodología de reexpresión de los estados financieros es la siguiente:

Actualización de activos no monetarios

Los inventarios y costo de ventas se actualizan utilizando el método de costos estimados de reposición. Propiedades, planta y equipo, neto se actualizan usando factores derivados del Índice Nacional de Precios al Consumidor ("INPC"), excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza en base al IGPC del país de origen y se valúan utilizando la moneda de ese país y el tipo de cambio vigente al fin del año.

Actualización del capital social, prima en venta de acciones y utilidades retenidas

Equivale a la cantidad necesaria para mantener la inversión de los accionistas en términos de su poder adquisitivo original, se determina aplicando factores derivados del INPC, a partir de las fechas en que se hicieron las aportaciones de los accionistas y fueron generadas las utilidades, y se presenta en los renglones correspondientes del capital contable.

Insuficiencia en la actualización del capital

Representa principalmente la diferencia entre el valor específico de reposición los activos no monetarios, antes descrito, y el costo histórico de esos activos actualizado por la inflación general, medida a través del INPC y del IGPC para las subsidiarias en el extranjero.

Ganancia (pérdida) por posición monetaria

Representa el efecto de la inflación, medido en términos del INPC e IGPC, sobre el neto de los activos y pasivos monetarios al inicio de cada mes. La ganancia (pérdida) por posición monetaria de las subsidiarias en el extranjero se determina aplicando el factor derivado del IGPC a su posición monetaria neta antes de su conversión a pesos.

TRANSACCIONES EN MONEDA EXTRANJERA

Las transacciones en moneda extranjera se registran al tipo de cambio vigente a la fecha en que se realizan. Los saldos de activos y pasivos monetarios denominados en moneda extranjera, se valúan en pesos al tipo de cambio vigente a la fecha del estado de situación financiera. Las diferencias en cambio derivadas de la valuación y pago de estos saldos se cargan o acreditan a los resultados del año, excepto por las diferencias en cambio derivadas de financiamientos en moneda extranjera que se cargan o acreditan al renglón del capital contable denominado "Conversión de Entidades Extranjeras", cuando la inversión neta de una subsidiaria extranjera es designada como cobertura económica de tales financiamientos.

INVERSIONES TEMPORALES

Inversiones temporales son partidas equivalentes de efectivo con vencimientos en la fecha de compra inferiores a tres meses, valuadas al costo que es aproximado a su valor de mercado.

INVENTARIOS Y COSTO DE VENTAS

Los inventarios se valúan a su costo estimado de reposición o mercado, el menor. El costo de reposición es determinado principalmente en base del precio de la última compra, por el método de primeras entradas primeras salidas y último costo de producción. El costo de ventas se determina utilizando costos estimados de reposición del mes en que se realizan las ventas.

INVERSION EN ACCIONES

La inversión en acciones comunes cuya participación en el capital social de la emisora sea entre el 10% y 50%, o cuando la Compañía tenga una influencia significativa, se valúa por el método de participación.

PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipo se actualizan usando el INPC, excepto por la maquinaria y equipo de procedencia extranjera que se actualiza mediante el IGPC del país de origen y se valúa utilizando la moneda de ese país al tipo de cambio vigente al fin del año.

La depreciación se calcula por el método de línea recta, con base en el valor actualizado menos el valor de desecho y en las vidas útiles de los bienes. Las vidas útiles de los activos se resumen como sigue:

| | Años |
|---|---|
| Edificios | 30 - 53 |
| Maquinaria y equipo | 3 - 27 |

Las reparaciones y el mantenimiento se cargan a los resultados conforme se incurren. El costo de las mejoras mayores se capitaliza. El costo integral de financiamiento neto, incluyendo intereses, fluctuación cambiaria y resultado monetario de la deuda, relativo a nuevos proyectos de inversión se capitaliza como parte de los activos durante el período de construcción. La utilidad o la pérdida en la venta o retiro de activos se reconoce en resultados como "Otros Productos, neto".

Los costos de adquisición, desarrollo e implementación de software para uso interno se capitalizan y amortizan en base a su vida útil estimada, la cual inicia cuando el software se encuentra listo para usarse.

INTANGIBLES, NETO

Su valor actualizado se determina mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en periodos que fluctúan entre 5 y 20 años.

Los contratos de no competencia se actualizan mediante el INPC y la amortización se calcula por el método de línea recta sobre el valor actualizado, en un período de 20 años.

Los gastos incurridos durante la etapa encaminada a iniciar operaciones industriales o comerciales se capitalizan como gastos preoperativos; esta etapa termina cuando la Compañía inicia sus actividades comerciales. Los gastos preoperativos se actualiza usando los factores del INPC y se amortizan por el método de línea recta en un periodo que no excede de 12 años.

El exceso del costo sobre el valor en libros y el exceso del valor en libros sobre el costo de las subsidiarias adquiridas se actualizan usando los factores del INPC. La amortización se calcula sobre la base de los valores actualizados utilizando el método de línea recta, por un período no mayor a 20 años en el caso del exceso del costo sobre el valor en libros y no mayor a 5 años para el exceso del valor en libros sobre el costo.

Los gastos correspondientes a la emisión de deuda se capitalizan y se amortizan por el método de línea recta durante la vigencia de la misma.

VALOR DE RECUPERACION DE ACTIVOS DE LARGA DURACIÓN

La Compañía evalúa la recuperación de sus activos de larga duración, principalmente propiedades, planta y equipo, exceso del costo sobre el valor en libros de subsidiarias adquiridas y gastos preoperativos, cuando ciertos hechos y circunstancias son indicativos de que el valor registrado de los activos puede no ser recuperado.

La recuperación de las propiedades, planta y equipo que serán conservadas por la Compañía para su utilización se determina mediante el flujo neto estimado de efectivo que se espera sea generado por los activos; en su caso, se reconoce una pérdida por deterioro por el excedente del valor neto registrado y el valor estimado de recuperación de los activos; en el caso de activos susceptibles de ser vendidos, la pérdida por deterioro se determina por la diferencia entre el valor neto registrado y el valor estimado de venta menos los costos relativos.

La administración de la Compañía estima que al 30 de Junio de 2002 no existe deterioro pendiente de registrar en el valor de recuperación de los activos de larga duración a esa fecha.

PRIMA DE ANTIGÜEDAD E INDEMNIZACIONES POR RETIRO

La prima de antigüedad a que tienen derecho los trabajadores mexicanos después de 15 años de servicio, se reconoce en base a cálculos actuariales preparados por peritos independientes. Las indemnizaciones a que pueden tener derecho los trabajadores en caso de despido o muerte, bajo ciertas circunstancias previstas por la Ley Federal del Trabajo en México, se llevan a resultados del año en que son exigibles y se pagan.

INSTRUMENTOS FINANCIEROS

A partir del 1 de enero de 2001, se inició la vigencia del Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, el cual establece los lineamientos para la valuación, registro y revelación de los activos y pasivos financieros y ciertas transacciones de cobertura.

A continuación se describe el tratamiento contable seguido por la Compañía para las principales operaciones financieras derivadas realizadas durante 2001:

· La Compañía lleva a cabo contratos de cobertura de transacciones futuras sobre algunos insumos claves para su operación (como es el caso del gas natural) y para reducir el riesgo por fluctuaciones en los precios del maíz, trigo y aceites. Estos contratos no exceden las necesidades de producción del año. Las utiliades o pérdidas no realizadas generadas por estas operaciones no se reconocen en los estados financieros si no hasta que los contratos se finiquitan. Las ganancias o pérdidas realizadas son reconocidas en el estado de resultados como parte del costo de producción al momento de su consumo.

· La Compañía realiza operaciones de cobertura sobre alguno de sus pasivos para reducir el riesgo por fluctuaciones en las tasas de interés.

· La Compañía lleva a cabo operaciones de intercambio de flujo de dinero conocida como Swaps sobre sus acciones propias. Al vencimiento la Compañía tiene la opción de recomprar las acciones al precio de mercado en esa fecha y pagar o recibir la diferencia del valor de las acciones según el precio pactado y el precio de mercado, el que sea mayor, el efecto anterior se registra en el capital contable.

· La Compañía lleva a cabo operaciones de derivados de opciones del tipo Compra ("Call"), los cuales al vencimiento, la Compañía tiene el derecho de recomprar las acciones al precio de mercado en esa fecha.

Las anteriores operaciones financieras derivadas están sujetas a diversos tipo de riesgos, los principales que pueden asociarse a los mismos están relacionados con el mercado en donde se operan, las tasas de interés asociadas al plazo, los tipos de cambio, y los riesgos inherentes de crédito y liquidez de mercado. Consecuentemente, la intención de la Administración de la Compañía al momento de realizarlas es con fines de cobertura.

RECONOCIMIENTO DE INGRESOS

Las ventas se registran conforme se efectúan los embarques de productos y son aceptados por los clientes o cuando el riesgo de la propiedad se les transfiere. Las provisiones para descuentos y rebajas, devoluciones y otros ajustes se registran en el mismo período de las ventas correspondientes, en base a estimaciones o transacciones reales.

IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE UTILIDADES AL PERSONAL

El gasto o ingreso por impuesto sobre la renta y participación en las utilidades al personal diferido se reconoce por todas aquellas diferencias temporales entre los valores contables y fiscales de los activos y pasivos que se espera se revertirán en el futuro.

UTILIDAD NETA MAYORITARIA POR ACCION

Se calcula dividiendo la utilidad neta mayoritaria del año entre el promedio ponderado de acciones comunes en circulación durante el año.

UTILIDAD (PERDIDA) INTEGRAL

A partir del 1 de enero de 2001, se inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (pérdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral. La Compañía adoptó las dispociones establecidas en dicho boletín y reestructuró dicho estado financieros para hacer comparativos a los diferentes renglones que lo integran.

CAMBIO DE TASA DE ISR - EVENTO SUBSECUENTE

En México, el 1 de enero de 2002, se promulgó la nueva Ley de Impuesto sobre la Renta con una reducción en la tasa de impuesto del 35% al 32%, reducción que se hará de forma gradual en los siguientes tres años.

De acuerdo con el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", en la determinación del impuesto diferido se debe aplicar la tasa que estará vigente al momento en que se estima que los activos y pasivos por impuestos diferidos se recuperarán o liquidarán.

La Compañía estima que el efecto de la modificación en la tasa de impuesto sobre la renta ocasionará una reducción del pasivo por impuestos diferidos por un importe de $42,632, con crédito a los resultados del ejercicio 2002.

NUEVOS PRONUNCIAMIENTOS CONTABLES

En noviembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-9 "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos", el cual sustituye al Boletín C-9 "Pasivos" y al Boletín C-12 "Contingencias y Compromisos", la vigencia de las disposiciones contenidas en este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada.

Este Boletín establece los lineamientos para la valuación, registro y revelación de los pasivos, provisiones, activos y pasivos contingentes y la revelación de compromisos. Este Boletín establece la incorporación detallada del tema de provisiones, el uso del valor presente, consideración de eventos futuros para su estimación, tratamiento contable de posibles reembolsos y cambios en la estimación del valor de las provisiones entre otras cosas, así como establece las reglas para el tratamiento contable para la redención de obligaciones, cuando ocurre anticipadamente o cuando se sustituye por una nueva emisión. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

En diciembre de 2001, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-8 "Activos Intangibles" definiendo estos como los costos incurridos, derecho o privilegios adquiridos que generen beneficios económicos futuros. Establece también las reglas para diferir los costos de investigación y desarrollo y los gastos preoperativos, así como las reglas para la amortización de los activos intangibles. La vigencia de las disposiciones contenidas es este Boletín inicia el 1 de enero de 2003, pero se recomienda su aplicación anticipada. La administración de la Compañía esta evaluando el efecto en sus estados financieros por la aplicación de este Boletín.

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**RELACION DE INVERSIONES EN ACCIONES**

**ANEXO 3** **CONSOLIDADO**
**Impresión Final**

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) | |
|---|---|---|---|---|---|
| | | | | COSTO ADQUISICION | VALOR ACTUAL (3) |
| **SUBSIDIARIAS** | | | | | |
| 1 GRUMA CENTROAMERICA | PRO.Y DIS.HARINA MAIZ | 1,529,259 | 100.00 | 897,963 | 947,086 |
| 2 GRUMA CORPORATION | PRO.Y DIS.HARINA MAIZ | 306,234 | 100.00 | 1,894,435 | 4,748,355 |
| 3 GRUPO INDUSTRIAL MASECA, S.A. DE C.V. | PRO.Y DIS.HARINA MAIZ | 763,962,230 | 83.18 | 217,685 | 4,096,796 |
| 4 ASESORIA DE EMPRESAS, S.A. DE C.V. | PRESTACION DE SERV.CORP. | 1,070,000 | 99.99 | 561,156 | 267,298 |
| 5 MOLINERA MEXICO, S.A. DE C.V. | PRO.Y DIS.HARINA TRIGO | 508,378,245 | 60.00 | 899,908 | 995,995 |
| 6 INMOBILIARIA RESID. SAN PEDRO, S.A. DE C.V. | INVERSION EN ACCIONES | 796,160 | 100.00 | 81,117 | 213,434 |
| 7 INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V | DESARROLLO TECNOLOGICO | 824,799 | 99.97 | (4,431) | (303,900) |
| 8 PRODUCTOS Y DISTRIBUIDORA AZTECA S.A. DE C.V. | PRO.Y DIST.FAB.TORT.IND. | 12,376,207 | 100.00 | 1,889,864 | 573,658 |
| 9 MOLINOS NACIONALES C.A. | PRO.Y DIS.HARINA MAIZ Y TRIGO | 6,493,960 | 95.00 | 1,338,203 | 1,291,816 |
| 10 DERIVADOS DE MAIZ SELECCIONADO C.A. | PRO.Y DIS.HARINA MAIZ Y TRIGO | 7,105,500,000 | 50.00 | 90,948 | 81,626 |
| 11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 100.00 | 192,229 | 207,679 |
| **TOTAL DE INVERSIONES EN SUBSIDIARIAS** | | | | **8,059,077** | **13,119,843** |
| **ASOCIADAS** | | | | | |
| 1 GRUPO FINANCIERO BANORTE | SISTEMA FINANCIERO | 54,776,624 | 11.11 | 0 | 1,119,314 |
| 2 HARINERA MONTERREY, S.A. DE C.V. | PRO.Y DIS.HARINA TRIGO | 1 | 40.00 | 0 | 106,798 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN ASOCIADAS** | | | | **0** | **1,226,112** |
| **OTRAS INVERSIONES PERMANENTES** | | | | | **19,131** |
| **TOTAL** | | | | | **14,365,086** |

**OBSERVACIONES**

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**INMUEBLES, PLANTA Y EQUIPO**
**(Miles de Pesos)**

**ANEXO 4** **CONSOLIDADO**
**Impresión Final**

| CONCEPTO | COSTO DE ADQUISICION | DEPRECIACION ACUMULADA | VALOR EN LIBROS | REVALUACION | DEPRECIACION DE LA REVALUACION | VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION |
|---|---|---|---|---|---|---|
| **ACTIVOS DEPRECIABLES** | | | | | | |
| INMUEBLES | 2,084,898 | 455,187 | 1,629,711 | 1,855,421 | 525,347 | 2,959,785 |
| MAQUINARIA | 6,837,624 | 2,337,589 | 4,500,035 | 6,629,749 | 2,875,241 | 8,254,543 |
| EQUIPO DE TRANSPORTE | 0 | 0 | 0 | 0 | 0 | 0 |
| EQUIPO DE OFICINA | 0 | 0 | 0 | 0 | 0 | 0 |
| EQUIPO DE COMPUTO | 0 | 0 | 0 | 0 | 0 | 0 |
| OTROS | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL DEPRECIABLES** | **8,922,522** | **2,792,776** | **6,129,746** | **8,485,170** | **3,400,588** | **11,214,328** |
| **ACTIVOS NO DEPRECIABLES** | | | | | | |
| TERRENOS | 371,632 | 0 | 371,632 | 539,620 | 0 | 911,252 |
| CONSTRUCCIONES EN PROCESO | 104,678 | 0 | 104,678 | 4,468 | 0 | 109,146 |
| OTROS | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL NO DEPRECIABLES** | **476,310** | **0** | **476,310** | **544,088** | **0** | **1,020,398** |
| **T O T A L** | **9,398,832** | **2,792,776** | **6,606,056** | **9,029,258** | **3,400,588** | **12,234,726** |

GRUMA, S.A. DE C.V.

ANEXO

## DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

| Tipo de Crédito Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Mas de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **BANCARIOS** | | | | | | | | | | | | | | | | |
| **QUIROGRAFARIOS** | | | | | | | | | | | | | | | | |
| BANCO CREDITO INVERSIONES | 28/09/2003 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 59,760 | 0 | 0 | 0 |
| BANCO CREDITO INVERSIONES | 28/09/2003 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 39,840 | 0 | 0 | 0 |
| BANCO INARCO | 25/09/2002 | 3.09 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,800 | 0 | 0 | 0 | 0 | 0 |
| BANCO DE VENEZUELA | 15/08/2002 | 19.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 34,903 | 0 | 0 | 0 | 0 | 0 |
| BANCO PROVINCIAL DE VENEZUEL | 04/07/2002 | 32.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,890 | 0 | 0 | 0 | 0 | 0 |
| BANCO PROVINCIAL DE VENEZUEL | 15/08/2002 | 19.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,517 | 0 | 0 | 0 | 0 | 0 |
| BANCO VENEZOLANO DE CRED. | 12/07/2002 | 30.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| BANCO DE VENEZUELA | 26/12/2002 | 42.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,596 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 04/07/2002 | 25.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 15/08/2002 | 30.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,681 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 11/09/2002 | 27.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,681 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 14/10/2002 | 34.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| **CON GARANTIA** | | | | | | | | | | | | | | | | |
| JOHN HANCOCK | 01/02/2009 | 7.96 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,546 | 1,713 | 10,328 | 10,388 | 10,458 | 147,398 |
| SAN ANTONIO I.D.B. | 01/11/2009 | 3.80 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40,786 |
| HOUSTON I.D.B. | 01/11/2009 | 3.80 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,142 |
| IOS CAP. LEASE | 01/06/2003 | 5.60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 927 | 0 | 0 | 0 | 0 |
| **ORGANISMOS FINANCIEROS** | | | | | | | | | | | | | | | | |
| AFIN SECURITY (EUROBONO) | 09/10/2007 | 7.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,490,000 |
| BANK OF AMERICA | 16/04/2004 | 3.68 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 498,000 | 2,988,000 | 0 | 0 | 0 |
| DEVENTURES | 01/07/2005 | 4.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,426 | 0 | 0 |
| CARL HUGHES | 22/07/2009 | 7.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 618 | 668 | 707 | 757 | 3,596 |
| **TOTAL BANCARIOS** | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 165,703 | 501,258 | 3,098,596 | 24,521 | 11,215 | 2,745,922 |

## ANEXO 05
## DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos: Hasta 1 Año | Denominados en Pesos: Mas de 1 Año | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PROVEEDORES | | | | | | | | | | | | | | | | |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| VARIOS | | | 457,371 | 0 | 123,077 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL PROVEEDORES | | | 457,371 | 0 | 123,077 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VARIOS | | | 0 | 7,629 | 1,362,094 | 0 | 24,135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS | | | 0 | 7,629 | 1,362,094 | 0 | 24,135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | 457,371 | 7,629 | 1,485,171 | 0 | 24,135 | 0 | 0 | 0 | 165,703 | 501,258 | 3,098,596 | 24,521 | 11,215 | 2,745,922 |

### OBSERVACIONES

TIPOS DE CAMBIO UTILIZADOS:
9.96 PESOS POR DOLAR
359.51 COLONES COSTARRICENSES POR DOLAR
1,352.75 BOLIVARES VENEZOLANOS POR DOLAR

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**

**GRUMA, S.A. DE C.V.**

**BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA**
**(Miles de Pesos)**

**ANEXO 6** **CONSOLIDADO**
**Impresión Final**

| BALANZA | DOLARES (1) | | OTRAS MONEDAS (1) | | TOTAL |
|---|---|---|---|---|---|
| | MILES DE DOLARES | MILES DE PESOS | MILES DE DOLARES | MILES DE PESOS | MILES DE PESOS |
| **1. INGRESOS** | | | | | |
| EXPORTACIONES | 5 | 50 | 0 | 0 | 50 |
| OTROS | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | **5** | **50** | | | **50** |
| **2. EGRESOS** | | | | | |
| IMPORTACIONES (MATERIAS PRIMAS) | 50,911 | 507,073 | 0 | 0 | 507,073 |
| INVERSIONES | 23 | 233 | 0 | 0 | 233 |
| OTROS | 20,673 | 205,907 | 0 | 0 | 205,907 |
| **TOTAL** | **71,607** | **713,213** | | | **713,213** |
| **SALDO NETO** | **(71,602)** | **(713,163)** | | | **(713,163)** |
| **3. POSICION EN MONEDA EXTRANJERA** | | | | | |
| **ACTIVO TOTAL** | **104,169** | **1,037,528** | **49,828** | **496,286** | **1,533,814** |
| **PASIVO** | **789,563** | **7,864,049** | **45,410** | **452,276** | **8,316,325** |
| CORTO PLAZO | 172,851 | 1,721,595 | 43,227 | 430,537 | 2,152,132 |
| LARGO PLAZO | 616,712 | 6,142,454 | 2,183 | 21,739 | 6,164,193 |
| **SALDO NETO** | **(685,394)** | **(6,826,521)** | **4,418** | **44,010** | **(6,782,511)** |

**OBSERVACIONES**

TIPOS DE CAMBIO UTILIZADOS:
9.96 PESOS POR DOLAR
359.51 COLONES COSTARRICENSES POR DOLAR
1,352.75 BOLIVARES VENEZOLANOS POR DOLAR

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA (1)**
**(Miles de Pesos)**

**ANEXO 7**

**CONSOLIDADO**
**Impresión Final**

| MES | ACTIVOS MONETARIOS | PASIVOS MONETARIOS | POSICION MONETARIA (ACTIVA) PASIVA | INFLACION MENSUAL | EFECTO MENSUAL (ACTIVO) PASIVO |
|---|---|---|---|---|---|
| ENERO | 1,673,785 | 2,243,755 | 569,970 | 0.01 | 5,130 |
| FEBRERO | 1,891,755 | 2,482,240 | 590,485 | 0.00 | 0 |
| MARZO | 1,788,390 | 2,221,661 | 433,271 | 0.00 | 1,603 |
| ABRIL | 1,865,641 | 2,132,900 | 267,259 | 0.01 | 1,951 |
| MAYO | 1,778,734 | 1,956,759 | 178,025 | 0.00 | 641 |
| JUNIO | 2,145,406 | 2,397,324 | 251,918 | 0.00 | 1,058 |
| ACTUALIZACION: | 0 | 0 | 0 | 0.00 | 856 |
| CAPITALIZACION: | 0 | 0 | 0 | 0.00 | 0 |
| EMP. EXTRANJERAS: | 0 | 0 | 0 | 0.00 | 34,592 |
| OTROS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **45,831** |

**OBSERVACIONES**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA, S.A. DE C.V.**

TRIMESTRE: AÑO:

**OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)**

**ANEXO 8**

**CONSOLIDADO**
**Impresión Final**

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO**

**ANEXO 9** **CONSOLIDADO**
**Impresión Final**

| PLANTA O CENTRO | ACTIVIDAD ECONOMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACION |
|---|---|---|---|
| GRUPO INDUSTRIAL MASECA Y | ELABORACION Y DISTRIBUCION | 0 | 0 |
| SUBSIDIARIAS, S.A. DE C.V. | DE HARINA DE MAIZ | 2,345,400 | 58 |
| 19 PLANTAS | | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA CENTROAMERICA: | | 0 | 0 |
| 4 PLANTAS | PRODUCCION Y VENTA DE HARINA | 139,400 | 81 |
| -- | DE MAIZ | 0 | 0 |
| OTROS PRODUCTOS | TORTILLA, PALMITO, ARROZ, | 45,900 | 73 |
| -- | | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA VENEZUELA: | PRODUCCION Y VENTA DE HARINA | 792,000 | 58 |
| 13 PLANTAS | DE MAIZ, HARINA DE TRIGO, ARROZ Y | 0 | 0 |
| -- | AVENA | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA CORPORATION Y SUBS. | PRODUCCION DE TORTILLAS, | 1,335,180 | 79 |
| 19 PLANTAS | MASECA | 0 | 0 |
| -- | | 0 | 0 |
| MOLINERA DE MEXICO Y SUBS. | ELABORACION Y DISTRIBUCION | 752,000 | 65 |
| 9 PLANTAS | DE HARINA DE TRIGO | 0 | 0 |
| -- | | 0 | 0 |
| PRODUCTOS Y DISTRIBUIDORA | PRODUCCION Y DISTRIBUCION DE TORTI- | 42,000 | 47 |
| AZTECA Y SUBS. | LLA INDUSTRIALIZADA, | 0 | 0 |
| 2 PLANTAS | | 0 | 0 |

**OBSERVACIONES**

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**MATERIAS PRIMAS DIRECTAS**

**ANEXO 10** **CONSOLIDADO**
***Impresión Final***

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBS. | | | | | |
| MAIZ | AGRICULTORES, EJIDATARIOS, | MAIZ | BARTLET & CO. CARGILL AMERICAS, INC. THE SHOULER INC. | NO | 61.00 |
| -- | | | | | |
| GRUMA CENTROAMERICA | | | | | |
| MAIZ | PRODUCTORES | MAIZ | A.D.M. - USA | SI | 54.00 |
| ARROZ | PRODUCTORES | ARROZ | A.D.M. - USA | SI | 81.00 |
| PALMITO | FINCAS PROPIAS | | | | 44.00 |
| -- | | | | | |
| -- | | | | | |
| GRUMA VENEZUELA | | | | | |
| MAIZ | PRODUCTORES | | | | 83.00 |
| ARROZ | PRODUCTORES | | | | 94.00 |
| -- | | TRIGO | A.D.M. - USA | NO | 90.00 |
| PRODUCTOS Y DISTRIBUIDORA AZTECA, S.A. DE C.V. Y SUBS. | | | | | |
| -- | | | | | |
| TRIGO: | | | | | |
| HARINA DE TRIGO | Molinera de México | | | | |
| -- | Molinos Azteca | | | | 63.21 |
| MANTECA | Aceites y Grasas/Dist.Soba | | | | |
| BICARBONATO | Dermet de México | | | | |
| BOLSAS | Peliculas Plásticas/Plemsa | | | | 16.64 |
| MAIZ: | | | | | |
| HARINA DE MAIZ | Molinera de México | | | | |
| -- | Harinera de Maiz de Mexicali | | | NO | 72.48 |
| CONSERVADOR LIQUIDO | Kemin | | | | |
| BOLSAS | Peliculas Plásticas/Plemsa | | | | 8.38 |
| PLASTINUDOS | Mercantil Corma | | | | |
| FRITURA: | | | | | |
| Harina Taco SHELL | Harinera de Maiz de Mexicali | | | | 48.70 |
| -- | Molinos Azteca | | | | |
| Sal | Productos Picantes | | | | |
| Colorante Amarillo | Representaciones Ibarra | | | | |
| Bolsas | Peliculas Plásticas/Plemsa | | | | 17.00 |
| MOLINERA DE MEXICO, S.A. DE C Y SUBS. | | | | | |
| TRIGO | AGRICULTORES | TRIGO | ADM MILLING CO. | NO | 82.00 |
| -- | EJIDATARIOS | | JAMES RICHARDSON INTL LIMITE | | |
| -- | | | CARGILL DE MEXICO, SA DE CV | | |
| -- | | | ATTEBURY GRAIN INC. FARMLAND INDUSTRIES INC. CONTINENTAL GRAIN SCOULAR | | |
| GRUMA CORPORATION Y SUBS. | | | | | |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**MATERIAS PRIMAS DIRECTAS**

PAGINA 2

**ANEXO 10** **CONSOLIDADO**
**Impresión Final**

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| MASECA | AZTECA MILLING | | | | 34.00 |
| MAIZ | BARTLET, PIONEER | | | | 53.00 |
| -- | AGRICULTORES | | | | |

**OBSERVACIONES**

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**
**GRUMA, S.A. DE C.V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS NACIONALES**

**CONSOLIDADO**
**Impresión Previa**

| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | % DE PARTICIPACION EN EL MERCADO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| HARINA DE MAIZ | 686,574 | 1,635,331 | 682,449 | 2,284,396 | 70.00 | MASECA | TORTILLERIAS, TIEN AUTOSERVICIOS |
| TORTILLA MAIZ | 3,795 | 11,149 | 3,543 | 22,724 | 28.00 | MISION | TIENDAS DE CONVENII |
| TORTILLA TRIGO | 2,074 | 9,027 | 2,074 | 25,145 | 29.00 | MISION | TIENDAS DE CONVENII |
| FRITURA | 1,904 | 20,149 | 1,639 | 19,747 | 43.00 | MISION | TIENDAS DE CONVENII |
| HARINA DE TRIGO | 264,762 | 497,199 | 244,547 | 712,652 | | DILUVIO,MTY.SELECTA | TIENDAS DE AUTOSER |
| SERVICIOS Y OTROS | | | | 7,015 | | | TIENDAS DE AUTOSER |
| TOTAL | | 2,172,855 | | 3,071,679 | | | |

CLAVE DE COTIZACION: **GRUMA** | TRIMESTRE: **2** | AÑO: **2002**

**GRUMA, S.A. DE C.V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**



**VENTAS AL EXTERIOR**

**CONSOLIDADO**

**Impresión Previa**

| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | DESTINO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| PRODUCTOS CENTRO Y | | | | | | | |
| HAR.DE MAIZ Y TRIGO | | | 264,462 | 1,038,079 | C. Y S.AMERICA | MASECA,MASA RICA | AUTOSERVICIOS |
| TORTILLA | | | 6,114 | 68,364 | | | |
| PALMITO (CAJAS EQ.) | | | 394,727 | 79,627 | EUROPA | GIGANTE VETDE | GIGANTE VETDE |
| TOSTY | | | 1,259 | 19,492 | C. Y S.AMERICA | TOSTY | DETALLISTAS |
| ARROZ (QUINTALES) | | | 16,535 | 76,832 | C. Y S.AMERICA | LUISIANA | AUTOSERVICIOS |
| AVENA | | | 8,379 | 84,122 | S.AMERICA | | |
| PRODUCTOS E.E.U.U.: | | | | | | | |
| HARINA DE MAIZ | | | 167,817 | 847,669 | E.U.A. | GUERRERO, MISSION | PUBLICO EN GRAL. |
| TORTILLA,CHIPS,SHEL | | | 262,612 | 3,467,531 | E.U.A. | GUERRERO, MISSION | PUBLICO EN GRAL. |
| SERVICIOS Y OTROS | | | | 46 | | | |
| **T O T A L** | | | | 5,681,762 | | | |

**OBSERVACIONES**

## ANEXO 12

### CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

**SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA**

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 42,609,669

Número de acciones en circulación a la misma fecha de la CUFIN : — 441,725,086
( En Unidades )

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

**DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL**

| TRIMESTRE | SERIE | NUMERO DE ACCIONES EN CIRCULACION | FECHA DE COBRO | IMPORTE |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

**DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL**

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 30 DE JUNIO DE 2002

| | |
|---|---|
| RESULTADO FISCAL | 0 |
| - IMPORTE DEL ISR: | 0 |
| + IMPORTE P.T.U. DEDUCIDA | 0 |
| - IMPORTE DEL P.T.U | 0 |
| - IMPORTE DE LA UFIR | 0 |
| - PARTIDAS NO DEDUCIBLES | 0 |
| UFIN DEL EJERCICIO : | 0 |

**SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA**

(Información del año actual)

SALDO DE CUFIN AL 30 DE JUNIO DE 2002 — 43,693,555

Número de acciones en circulación a la misma fecha de la CUFIN : — 448,429,186
(En Unidades)

**ANEXO 12 - A**

**CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA**

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** 0

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) 0

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

| TRIMESTRE | SERIE | NUMERO DE ACCIONES EN CIRCULACION | FECHA DE COBRO | IMPORTE |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 30 DE JUNIO DE 2002

| | |
|---|---|
| RESULTADO FISCAL: | 0 |
| + IMPORTE P.T.U. DEDUCIDA | 0 |
| - IMPORTE DEL P.T.U | 0 |
| - PARTIDAS NO DEDUCIBLES | 0 |
| - (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT. | 0 |
| UFIN DEL EJERCICIO : | 0 |
| - ISR (Utilizando la tasa para ISR diferido) | |
| * FACTOR PARA UFIN REINVERTIDA: | 0 |
| UFINER DEL EJERCICIO | 0 |

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA Al **30** DE JUNIO DE 2002 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 0

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2001
(Antes de UFIN reinvertida del ejercicio anterior ) 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) 0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**

**GRUMA, S.A. DE C.V.**

**CONSOLIDADO**
**Impresión Final**

**INTEGRACION DEL CAPITAL SOCIAL PAGADO**

**CARACTERISTICAS DE LAS ACCIONES**

| SERIE | VALOR NOMINAL ($) | CUPON VIGENTE | NUMERO DE ACCIONES | | | | CAPITAL (Miles de Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORCION FIJA | PORCION VARIABLE | MEXICANOS | LIBRE SUSCRIPCION | FIJO | VARIABLE |
| B | | 0 | 448,429,186 | | | 448,429,186 | 4,378,459 | |
| **TOTAL** | | | **448,429,186** | **0** | **0** | **448,429,186** | **4,378,459** | **0** |

**TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA 'FORMACION:** 448,429,186

**PROPORCION DE ACCIONES POR :**

**CPO's :** 0
**T.VINC. :** 0
**ADRS's :** 4 ACCS. ORDINARIAS POR 1 ADR
**GDRS's :** 0
**ADS's :** 0
**GDS's** 0

**ACCIONES PROPIAS RECOMPRADAS**

| SERIE | CANTIDAD DE ACCIONES | PRECIO PROMEDIO DE RECOMPRA | PRECIO DE AL TRIMESTRE |
|---|---|---|---|
| B | 4,120,766 | 9.71000 | 11.29000 |

**OBSERVACIONES**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **GRUMA** TRIMESTRE: **2** AÑO: **2002**

**GRUMA, S.A. DE C.V.**

**CONSOLIDADO**
**Impresión Final**

**DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA**

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y **30** DE **JUNIO** DE **2002** Y **2001**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES MES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

**C.P. JUAN A. QUIROGA GARCIA**
**DIRECTOR CORPORATIVO**

**ING. ROGELIO SANCHEZ MARTINEZ**
**SUB-DIRECTOR FINANZAS CORPORATIVAS**

**SAN PEDRO GARZA GARCIA, NL, A 24 DE JULIO DE 2002**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

**CLAVE DE COTIZACION:** GRUMA FECHA: 24/07/200: 17:11

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | GRUMA, S.A. DE C.V. |
| DO MICILIO: | RIO DE LA PLATA 407 OTE |
| COLONIA: | DEL VALLE |
| C. POSTAL: | 66220 |
| CIUDAD Y ESTADO: | SAN PEDRO GARZA GARCIA ,NL |
| TELEFONO: | (81) 8335-99-00 |
| FAX: | (81) 8399-33-59 |
| E-MAIL: | administración@gruma.com |
| DIRECCION DE INTERNET | www.gruma.com |

AUTOMATICO: X

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | GRU810902IE3 |
| DOMICILIO | RIO DE LA PLATA 407 OTE |
| COLONIA: | DEL VALLE |
| C. POSTAL: | 66220 |
| CIUDAD Y ESTADO: | SAN PEDRO GARZA GARCIA ,NL |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | ING ROGELIO SANCHEZ MARTINEZ |
| DOMICILIO: | CALZADA DEL VALLE 407 OTE |
| COLONIA: | DEL VALLE |
| C. POSTAL: | 66220 |
| CIUDAD Y ESTADO: | SAN PEDRO GARZA GARCIA ,NL |
| TELEFONO: | 01 (81) 8399-33-11 |
| FAX: | 01 (81) 8399-33-59 |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE DEL CONSEJO |
| NOMBRE: | DON ROBERTO GONZALEZ BARRERA |
| DOMICILIO: | PASEO DE LA REFORMA 300 |
| COLONIA: | CUAUHTEMOC |
| C. POSTAL: | 06500 |
| CIUDAD Y ESTADO: | SAN PEDRO GARZA GARCIA NL |
| TELEFONO: | 01 (55) 5227-4717 |
| FAX: | 01 (55) 5207-5587 |
| E-MAIL: | roberto_gonzalez@gruma.com |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | - NO APLICA - - |
| DOMICILIO: | CALZADA DEL VALLE 407 OTE |
| COLONIA: | DEL VALLE |
| C. POSTAL: | 66220 |
| CIUDAD Y ESTADO: | SAN PEDRO GARZA GARCIA NL |

**CLAVE DE COTIZACION:** GRUMA FECHA: 24/07/200: 17:11

| | |
|---|---|
| **TELEFONO:** | 01 (81) 8399-33-00 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | administración@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR CORPORATIVO DE FINANZAS Y PLANEACION FINANCIERA |
| **NOMBRE:** | LIC. RAUL CAVAZOS MORALES |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | 01 (81) 8399-33-13 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | raul_cavazos@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL |
| **PUESTO:** | SUB DIRECTOR FINANZAS CORPORATIVAS |
| **NOMBRE:** | ING. ROGELIO SANCHEZ MARTINEZ |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | 01 (81) 8399-33-11 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | rogelio_sanchez@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | LIC. SALVADOR VARGAS GUAJARDO |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | 01 (81) 8399-33-07 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | salvador_vargas@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | DIRECTOR JURIDICO LEGAL |
| **NOMBRE:** | LIC. SALVADOR VARGAS GUAJARDO |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | 01 (81) 8399-33-07 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | salvador_vargas@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | GERENCIA DE RELACION CON INVERSIONISTAS |
| **NOMBRE:** | C.P. LILIA GOMEZ DELGADILLO |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

**CLAVE DE COTIZACION:** GRUMA FECHA: 24/07/200: 17:11

| | |
|---|---|
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | 01 (81) 8399-33-24 |
| **FAX:** | 01 (81) 8399-33-59 |
| **E-MAIL:** | lilia_gomez@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | SUBDIRECTOR FINANZAS CORPORATIVAS |
| **NOMBRE:** | ING ROGELIO SANCHEZ MARTINEZ |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | (81) 8399-33-11 |
| **FAX:** | (81) 8399-33-59 |
| **E-MAIL:** | rogelio_sanchez@gruma.com |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | SUBDIRETOR FINANZAS CORPORATIVAS |
| **NOMBRE:** | ING ROGELIO SANCHEZ MARTINEZ |
| **DOMICILIO:** | CALZADA DEL VALLE 407 OTE |
| **COLONIA:** | DEL VALLE |
| **C. POSTAL:** | 66220 |
| **CIUDAD Y ESTADO:** | SAN PEDRO GARZA GARCIA NL |
| **TELEFONO:** | (81) 8399-33-11 |
| **FAX:** | (81) 8399-33-59 |
| **E-MAIL:** | rogelio_sanchez@gruma.com |

**CLAVE DE COTIZACION: GRUMA** **FECHA : 24/07/2002 17:47**
**GRUMA, S.A. DE C.V.**

## CONSEJO DE ADMINISTRACION

**SERIE B**

**CARGO PRESIDENTE**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : DON ROBERTO GONZALEZ BARRERA

**CARGO CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR ALLEN ANDREAS .

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ROBERTO GONZALEZ MORENO

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. CARLOS HANK RHON

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ROBERTO HERNANDEZ RAMIREZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : DON JUAN MANUEL LEY LOPEZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : DR. EDUARDO LIVAS CANTU

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. ROMAN MARTINEZ MENDEZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. PAUL B. MULHOLLEM

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. BERNARDO QUINTANA ISAAC

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. ALFONSO ROMO GARZA

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ADRIAN SADA GONZALEZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING JAVIER VELEZ BAUTISTA

**CARGO CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. RAUL CAVAZOS MORALES

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. JAIME COSTA LAVIN

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. SERGIO GARCIA BOULLE

**CLAVE DE COTIZACION: GRUMA** **FECHA : 24/07/2002** 17:47
**GRUMA, S.A. DE C.V.**

**CONSEJO DE ADMINISTRACION**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. MANUEL GÜEMES DE LA VEGA

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ALFREDO LIVAS CANTU

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. ESTEBAN MALPICA FOMPEROSA

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. DIEGO QUINTANA KAWAGE

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. JUAN ANTONIO QUIROGA GARCIA

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ADRIAN RODRIGUEZ MACEDO

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. DOUGLAS J. SCHMALZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. DAVID J. SMITH

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. EDGAR VALVERDE RUBIZEWZKY

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. FRANCISCO VILLARREAL VIZCAINO

**CARGO** **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : CP HUGO LARA SILVA

**CARGO** **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : CP CARLOS ARREOLA ENRIQUEZ

**CARGO** **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC SALVADOR VARGAS GUAJARDO

**CARGO** **SECRETARIO SUPLENTE**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : 0 0 0 0

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. GUILLERMO ELIZONDO RIOS

ENGLISH TRANSLATION OF
ANNEXES TO THE FINANCIAL STATEMENTS

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Gruma, S.A. de C.V. and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements.

The principal subsidiaries included in the consolidation are the following:

| | % of ownership |
|---|---|
| Gruma Corporation and subsidiaries | 100.00 |
| Grupo Industrial Maseca, S.A. de C.V. and subsidiaries | 83.18 |
| Molinos Nacionales, C.A. | 95.00 |
| Derivado de Maíz Seleccionado, C.A. | 50.00 |
| Molinera de México, S.A. de C.V. and subsidiaries | 60.00 |
| Gruma Centro América, S.A. and subsidiaries | 100.00 |
| Productos y Distribuidora Azteca, S.A. de C.V. and subsidiaries | 100.00 |
| Investigación de Tecnología Avanzada, S.A. de C.V. and subsidiaries | 100.00 |
| Asesoría de Empresas, S.A. de C.V. | 100.00 |
| Transporte Aéreo Técnico Ejecutivo, S.A. de C.V. | 100.00 |
| Inmobiliaria Residencial San Pedro, S.A. de C.V. and subsidiaries | 100.00 |

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements, and reported amounts of revenues, costs and expenses during the reporting years. Actual results may differ from these estimates.

FOREIGN CURRENCY TRANSLATION
Financial statements of foreign subsidiaries have been restated to recognize the effects of inflation and translated to Mexican pesos of constant purchasing power as of June 30, 2002, as follows:
Financial statements are restated to year-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index ("GCPI") of the foreign country, which reflects the change in purchasing power of the local-currency in which the subsidiary operates.
Assets, liabilities, income and expenses are translated to Mexican pesos applying the exchange rate in effect at each period end. Stockholders' equity balances are translated by applying the exchange rate in effect at the dates in which the contributions were made and the income was generated. The effects of translation are recognized as a component of equity entitled "Foreign Currency Translation Adjustments".

RECOGNITION OF THE EFFECTS OF INFLATION
The consolidated financial statements have been restated to recognize the effects of inflation and are expressed in thousands of Mexican pesos of constant currencies of purchasing power as of June 30, 2002, determined as follows:
· For comparability purposes, the financial statements as of and for the year ended June 30, 2001 have been restated by utilizing a weighted average restatement factor, which considers the relative total sales contribution by country for that year and the corresponding inflation and exchange rate

fluctuations during that year.
· The consolidated statements of income and of stockholders' equity for the year ended June 30, 2002 were restated applying GCPI factors from the country in which the subsidiary operates and applied to periods in which the transactions occurred and year-end.
· The consolidated statements of changes in financial position present, in Mexican pesos of constant purchasing power, the resources provided by or used in operating, financing and investing activities.
@@
The methodology used to restate financial statement items is as follows:

Restatement of non-monetary assets

Inventory and cost of sales are restated using the estimated replacement cost method. As set forth in , property, plant and equipment, net, is restated using the National Consumer Price Index ("NPCI") factors, except for machinery and equipment of foreign origin which are restated on the basis of a specific index composed of the GPCI factor from the country of origin, to the related foreign currency amounts, and then translated to Mexican pesos using the year-end exchange rate.

Restatement of common stock, additional paid-in capital and retained earnings

This restatement reflects the amounts necessary to maintain the stockholder's investment at the original purchasing power amounts, and it is determined by applying NCPI factors from the dates on which capital stock and additional paid-in capital were contributed and earnings were generated or losses incurred, and is included within the related stockholders' equity captions.

Deficit from restatement

Deficit from restatement primarily represents the difference between the replacement cost values of non-monetary assets or specific index restatement of machinery and equipment of foreign origin, as described above, and the historical cost of those assets restated for inflation, as measured by NCPI and GCPI factors for foreign subsidiaries.

Monetary position gain (loss)

Monetary position gain (loss) represents the inflationary effect, measured by NCPI and GCPI factors, on the net balance of monetary assets and liabilities at the beginning of each month as expressed in local currency. The monetary gain recognized on the net monetary position of foreign subsidiaries is based on the inflation rate of the respective country, as measured by the relevant GCPI factor, prior to the translation to Mexican pesos.

FOREIGN CURRENCY TRANSACTIONS
Foreign currency transactions are recorded at the exchange rate in effect on the dates the transactions are entered into and settled. Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rate in effect at the balance sheet dates. Currency exchange fluctuations from valuation and liquidation of these balances are credited or charged to income, except for the effects of translation arising

from foreign currency denominated liabilities, which are accounted for as a hedge of the Company's net investment in foreign subsidiaries, and are recognized as a component of equity under "Foreign currency translation adjustments".

CASH EQUIVALENTS
All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are stated at cost, which approximates market value.

INVENTORIES AND COST OF SALES
Inventories are stated at the lower of estimated replacement cost or market. Estimated replacement cost is determined by the last purchase price, the first-in, first-out method and the last production cost. Cost of sales is determined from replacement costs calculated for the month in which inventories are sold.

INVESTMENT IN COMMON STOCK
Investments in common stock with ownership between 10% and 50% of the investees' voting stock, or where the Company exercises significant influence, are accounted for by the equity method.

PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment are restated utilizing the NCPI factors, except for machinery and equipment of foreign origin which is restated on the basis of a specific index composed of the GCPI from the foreign country and the change in value of the Mexican peso against the foreign currency.

Depreciation expense is computed based on the net book value less salvage value, using the straight-line method over the estimated useful lives of the assets. Useful lives of the assets are as follows:

| | Years |
|---|---|
| Buildings.................................... | 30 - 53 |
| Machinery and equipment.................. | 3 - 27 |

Maintenance and repairs are expensed as incurred. Costs of major replacements and improvements are capitalized. Comprehensive financing cost, including interest expense, foreign currency exchange fluctuations, and monetary position of the related debt for major construction projects, are capitalized as part of the assets during the construction period. When assets are retired, sold or otherwise disposed of, the restated value and accumulated depreciation are removed from the appropriate accounts and any resulting gain or loss is included in "Other income, net".

Direct internal and external costs related to the development of internal use software are capitalized and amortized over the estimated useful life beginning when such software is ready for its intended use.

INTANGIBLE ASSETS, NET
Intangible assets are restated using NCPI factors. Amortization expense is computed on the restated values using the straight-line method, over a period

of 5 to 20 years.

The covenants not to compete are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period of 20 years.

Expenses incurred during stages dedicated to the beginning of industrial and commercial operations are capitalized as pre-operating expenses. This capitalization stage concludes when the Company begins its commercial activities. Pre-operating expenses are restated using the NCPI factor and amortized using the straight-line method over a period not to exceed 12 years.

The excess of cost over book value and the excess of book value over cost of subsidiaries and associated companies acquired are restated using the NCPI factors. Amortization expense is computed based on the restated values using the straight-line method, over a period not to exceed 5 and 20 years for the excess of book value over cost and for the excess of cost over book value, respectively.

Debt issuance costs are capitalized and amortized over the term of the related debt.

LONG-LIVED ASSETS
The Company evaluates the carrying value of long-lived assets to be held and used, including property, plant and equipment, goodwill, pre-operating expenses and any assets to be disposed of, when events or circumstances suggest that the carrying value may not be recoverable. Any impairment of these assets is included in income for the year, for the difference between the carrying value and the fair market value of long-lived assets to be held and used, and the difference between the carrying value and fair market value less costs to sell for long-lived assets to be disposed of. As of June 30, 2002, the Company's management believes there is no impairment in the carrying value of long-lived assets.

SENIORITY PREMIUM PLANS AND INDEMNITIES
Seniority premium to which Mexican personnel are entitled after 15 years of service are charged to income as determined by annual actuarial valuations. Indemnities to which Mexican workers may be entitled in the case of dismissal or death, under certain circumstances established by Mexican Labor Law, are expensed when they become payable.

FINANCIAL INSTRUMENTS
Effective January 1, 2001, the Company adopted the provisions established by the Bulletin C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants, which provides guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including accounting for certain hedging transactions.

The accounting treatment use by the Company for the financial operations of 2001, are as follows:

· *The Company hedges a portion of its production requirements through* commodity futures contracts in order to reduce the risk created by price fluctuations and supply of corn, wheat, soybeans, oils and gas which exist as part of ongoing business operations. The open positions for hedges of purchases do not exceed the maximum production requirements for a one-year period. Unrealized gains or losses on open futures contracts are not recognized in the financial statements until futures contracts are settled. Realized gains or losses are included in the statement of income as a component of the production cost as the inventory is used.

· The Company uses derivative financial instruments as interest rate swap, for purpose of hedging a portion of its log-term debt, in order to reduce the risk from interest rate fluctuations.

· The Company has entered into an Equity Swap agreement of its own shares. At maturity, the Company has the option to repurchase it own shares at the market value prevailing at such date, and receive or pay the difference between the value of the shares under the agreed on price and market value whichever is higher. The related effect is recorded in stockholders' equity.

· The Company uses derivative financial instruments as call options of its own shares. On maturity date, the Company has the right to repurchase its own shares at a nominal value on that date.

The derivative financial operations described above have different types of risks. The main risks are related with their market operations, interest and exchange rates, and other market's credit and liquidity risks. Therefore, the intention of the Company is to hedge these risks.

REVENUE RECOGNITION
Revenue on product sales is recognized upon shipment to, and acceptance by the Company's customers or when the risk of ownership has passed to the customers. Provisions for discounts and rebates to customers, returns and other adjustments are recorded in the same period the related sales are recorded and are based upon either historical estimates or actual terms.

INCOME TAXES AND EMPLOYEES' STATUTORY PROFIT SHARING
Income taxes and employees' statutory profit sharing are recorded based on the comprehensive asset and liability method for all temporary differences arising between the carrying values for financial reporting and tax values of assets and liabilities at the date of the financial statements.

EARNINGS PER SHARE
Earnings per share are computed by dividing majority net income for the year by the weighted average number of common shares outstanding during the year.

COMPREHENSIVE (LOSS) INCOME
As of January 1, 2001, the Company adopted the standards contained in Statement B-4 "Comprehensive Income", issued by the Mexican Institute of Public Accountants. This Statement requires that the various items affecting earned surplus during the year be shown in the statement of changes in stockholders' equity as comprehensive income. The Company has restated the statement of changes in stockholders' equity for 2000 on a comparative basis.

CHANGE OF INCOME TAX RATE - SUBSEQUENT EVENT
In Mexico, as a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate of 35% will be reduced annually to a nominal rate of 32% in 2005.

Under the provisions of the Bulletin D-4 "Accounting treatment of Income Tax, Asset Tax, and Statutory Employee's Profit Sharing", deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be reversed.
The Company estimates that the cumulative effect will reduce the net liability for deferred income tax by approximately Ps.42,632 with credit to income in 2002.

RECENT ACCOUNTING PRONOUNCEMENTS
In November 2001, the Mexican Institute of Public Accountants issued Bulletin C-9, "Liabilities, Provisions, Contingent Assets and liabilities and Commitments", which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12 "Contingencies and Commitments". The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Among other things, the Bulletin establishes where they may or may not be derecognized such as in the event of extinguishments, restructurings or conversions to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.
In addition, in December 2001, the Mexican Institute of Public Accountants issued Bulletin C-8, "Intangible assets", which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 establishes guidelines on deferred research and development costs and pre-operating costs. Also, Bulletin C-8 establishes the rules for the amortization of intangible assets. The provision of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
**GRUMA, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | CQUISITIOI COST | PRESENT VALUE (3) |
| **SUBSIDIARIES** | | | | | |
| 1 GRUMA CENTROAMERICA | PRO.AND DIS.OF CORN FLOUR | 1,529,259 | 100.00 | 897,963 | 947,086 |
| 2 GRUMA CORPORATION | PRO.AND DIS.OF CORN FLOUR | 306,234 | 100.00 | 1,894,435 | 4,748,355 |
| 3 GRUPO INDUSTRIAL MASECA, S.A. DE C.V. | PRO.AND DIS.OF CORN FLOUR | 763,962,230 | 83.18 | 217,685 | 4,096,796 |
| 4 ASESORIA DE EMPRESAS, S.A. DE C.V. | SERVICES CORPORATION | 1,070,000 | 99.99 | 561,156 | 267,298 |
| 5 MOLINERA MEXICO, S.A. DE C.V. | PRO.AND DIS.OF WHEAT FLOUR | 508,378,245 | 60.00 | 899,908 | 995,995 |
| 6 INMOBILIARIA RESID. SAN PEDRO, S.A. DE C.V. | INV. IN COMMON STOCK | 796,160 | 100.00 | 81,117 | 213,434 |
| 7 INVESTIGACION DE TECNOLOGIA AVANZADA, S.A. DE C.V | TECHNOLOGY DEVELOPMENT | 824,799 | 99.97 | (4,431) | (303,900) |
| 8 PRODUCTOS Y DISTRIBUIDORA AZTECA S.A. DE C.V. | PRO.AND DIS.TORTILLA | 12,376,207 | 100.00 | 1,889,864 | 573,658 |
| 9 MOLINOS NACIONALES C.A. | PRO.AND DIS.OF CORN AND WHEAT FLOUR | 6,493,960 | 95.00 | 1,338,203 | 1,291,816 |
| 10 DERIVADOS DE MAIZ SELECCIONADO C.A. | PRO.AND DIS.OF CORN AND WHEAT FLOUR | 7,105,500,000 | 50.00 | 90,948 | 81,626 |
| 11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 100.00 | 192,229 | 207,679 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | **8,059,077** | **13,119,843** |
| **ASSOCIATEDS** | | | | | |
| 1 GRUPO FINANCIERO BANORTE | SYSTEM FINANCIAL | 54,776,624 | 11.11 | 0 | 1,119,314 |
| 2 HARINERA MONTERREY, S.A. DE C.V. | PRO.AND DIS.OF WHEAT FLOUR | 1 | 40.00 | 0 | 106,798 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **0** | **1,226,112** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **19,131** |
| **TOTAL** | | | | | **14,365,086** |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIGRUMA QUARTER: 2 YEAR: 2002
**GRUMA, S.A. DE C.V.**

**PROPERTY, PLANT AND EQUIPMENT**
**(Thousands of Pesos)**

**ANNEX 4** **CONSOLIDATED**
**Final Printing**

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 2,084,898 | 455,187 | 1,629,711 | 1,855,421 | 525,347 | 2,959,785 |
| MACHINERY | 6,837,624 | 2,337,589 | 4,500,035 | 6,629,749 | 2,875,241 | 8,254,543 |
| TRANSPORT EQUIPMENT | 0 | 0 | 0 | 0 | 0 | 0 |
| OFFICE EQUIPMENT | 0 | 0 | 0 | 0 | 0 | 0 |
| COMPUTER EQUIPMENT | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **DEPRECIABLES TOTAL** | **8,922,522** | **2,792,776** | **6,129,746** | **8,485,170** | **3,400,588** | **11,214,328** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 371,632 | 0 | 371,632 | 539,620 | 0 | 911,252 |
| CONSTRUCTIONS IN PROCESS | 104,678 | 0 | 104,678 | 4,468 | 0 | 109,146 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **476,310** | **0** | **476,310** | **544,088** | **0** | **1,020,398** |
| **TOTAL** | **9,398,832** | **2,792,776** | **6,606,056** | **9,029,258** | **3,400,588** | **12,234,726** |

# ANNEX 05
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| BANKS | | | | | | | | | | | | | | | | |
| UNSECURED DEBT | | | | | | | | | | | | | | | | |
| BANCO CREDITO INVERSIONES | 28/09/2003 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 59,760 | 0 | 0 | 0 |
| BANCO CREDITO INVERSIONES | 28/09/2003 | 3.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 39,840 | 0 | 0 | 0 |
| BANCO INARCO | 25/09/2002 | 3.09 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 49,800 | 0 | 0 | 0 | 0 | 0 |
| BANCO DE VENEZUELA | 15/08/2002 | 19.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 34,903 | 0 | 0 | 0 | 0 | 0 |
| BANCO PROVINCIAL DE VENEZUEL | 04/07/2002 | 32.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,890 | 0 | 0 | 0 | 0 | 0 |
| BANCO PROVINCIAL DE VENEZUEL | 15/08/2002 | 19.75 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 25,517 | 0 | 0 | 0 | 0 | 0 |
| BANCO VENEZOLANO DE CRED. | 12/07/2002 | 30.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| BANCO DE VENEZUELA | 26/12/2002 | 42.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,596 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 04/07/2002 | 25.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 15/08/2002 | 30.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,681 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 11/09/2002 | 27.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,681 | 0 | 0 | 0 | 0 | 0 |
| BANCO DEL CARIBE | 14/10/2002 | 34.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 7,363 | 0 | 0 | 0 | 0 | 0 |
| WITH WARRANTY | | | | | | | | | | | | | | | | |
| JOHN HANCOCK | 01/02/2009 | 7.96 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,546 | 1,713 | 10,328 | 10,388 | 10,458 | 147,398 |
| SAN ANTONIO I.D.B. | 01/11/2009 | 3.80 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40,786 |
| HOUSTON I.D.B. | 01/11/2009 | 3.80 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,142 |
| IOS CAP. LEASE | 01/06/2003 | 5.60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 927 | 0 | 0 | 0 | 0 |
| OTHER FINANCIAL ENTITIES | | | | | | | | | | | | | | | | |
| AFIN SECURITY (EUROBONO) | 09/10/2007 | 7.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,490,000 |
| BANK OF AMERICA | 16/04/2004 | 3.68 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 498,000 | 2,988,000 | 0 | 0 | 0 |
| DEVENTURES | 01/07/2005 | 4.30 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,426 | 0 | 0 |
| CARL HUGHES | 22/07/2009 | 7.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 618 | 668 | 707 | 757 | 3,596 |
| TOTAL BANKS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 165,703 | 501,258 | 3,098,596 | 24,521 | 11,215 | 2,745,922 |

GRUMA, S.A. DE C.V.

## ANNEX 5
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SUPPLIERS | | | | | | | | | | | | | | | | |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| VARIOS | | | 457,371 | 0 | 123,077 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | 457,371 | 0 | 123,077 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VARIOS | | | 0 | 7,629 | 1,362,094 | 0 | 24,135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 0 | 7,629 | 1,362,094 | 0 | 24,135 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | 457,371 | 7,629 | 1,485,171 | 0 | 24,135 | 0 | 0 | 0 | 165,703 | 501,258 | 3,098,596 | 24,521 | 11,215 | 2,745,922 |

NOTES

RATE OF EXCHANCE:
9.96 MEXICAN PESOS FOR DOLLAR
359.51 COSTA RICAN COLONS FOR DOLLAR
1,352.75 VENEZUELAN BOLIVARS FOR DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**

**GRUMA, S.A. DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6**

**CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 5 | 50 | 0 | 0 | 50 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | **5** | **50** | | | **50** |
| | | | | | |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 50,911 | 507,073 | 0 | 0 | 507,073 |
| INVESTMENTS | 23 | 233 | 0 | 0 | 233 |
| OTHER | 20,673 | 205,907 | 0 | 0 | 205,907 |
| **TOTAL** | **71,607** | **713,213** | | | **713,213** |
| **NET BALANCE** | **(71,602)** | **(713,163)** | | | **(713,163)** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **104,169** | **1,037,528** | [illegible] | [illegible] | **1,533,814** |
| **LIABILITIES POSITION** | **789,563** | **7,864,049** | **45,410** | **452,276** | **8,316,325** |
| SHORT TERM LIABILITIES POSITION | 172,851 | 1,721,595 | 43,227 | 430,537 | 2,152,132 |
| LONG TERM LIABILITIES POSITION | 616,712 | 6,142,454 | 2,183 | 21,739 | 6,164,193 |
| **NET BALANCE** | **(685,394)** | **(6,826,521)** | **4,418** | **44,010** | **(6,782,511)** |

**NOTES**

RATE OF EXCHANCE:
9.96 MEXICAN PESOS FOR DOLLAR
359.51 COSTA RICAN COLONS FOR DOLLAR
1,352.75 VENEZUELAN BOLIVARS FOR DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GRUMA**
**GRUMA, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7**

**CONSOLIDATED**
**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 1,673,785 | 2,243,755 | 569,970 | 0.01 | 5,130 |
| FEBRUARY | 1,891,755 | 2,482,240 | 590,485 | 0.00 | 0 |
| MARCH | 1,788,390 | 2,221,661 | 433,271 | 0.00 | 1,603 |
| APRIL | 1,865,641 | 2,132,900 | 267,259 | 0.01 | 1,951 |
| MAY | 1,778,734 | 1,956,759 | 178,025 | 0.00 | 641 |
| JUNE | 2,145,406 | 2,397,324 | 251,918 | 0.00 | 1,058 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 856 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 34,592 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **45,831** |

**NOTES**

STOCK EXCHANGE CODE: QUARTER: YEAR:
**GRUMA, S.A. DE C.V.**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
**Final Printing**

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**
**GRUMA, S.A. DE C.V.**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9** **CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| GRUPO INDUSTRIAL MASECA Y | PRODUCTION AND DISTRIBUTION | 0 | 0 |
| SUBSIDIARIAS, S.A. DE C.V. | OF CORN FLOUR | 2,345,400 | 58 |
| 19 PLANTAS | | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA CENTROAMERICA: | | 0 | 0 |
| 4 PLANTAS | PRODUCTION AND DISTRIBUTION | 139,400 | 81 |
| -- | OF CORN FLOUR | 0 | 0 |
| OTROS PRODUCTOS | TORTILLA, PALMITO, RICE, | 45,900 | 73 |
| -- | | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA VENEZUELA: | PRODUCTION AND DISTRIBUTION | 792,000 | 58 |
| 13 PLANTAS | OF CORN FLOUR,WEATH FLOUR, | 0 | 0 |
| -- | RICE AND OATS | 0 | 0 |
| -- | | 0 | 0 |
| GRUMA CORPORATION Y SUBS. | PRODUCTION AND DISTRIBUTION | 1,335,180 | 79 |
| 19 PLANTAS | OF CORN FLOUR AND TORTILLA | 0 | 0 |
| -- | | 0 | 0 |
| MOLINERA DE MEXICO Y SUBS. | PRODUCTION AND DISTRIBUTION | 752,000 | 65 |
| 9 PLANTAS | OF WEATH FLOUR | 0 | 0 |
| -- | | 0 | 0 |
| PRODUCTOS Y DISTRIBUIDORA | PRODUCTION AND DISTRIBUTION | 42,000 | 47 |
| AZTECA Y SUBS. | OF TORTILLA MANUFACTURE | 0 | 0 |
| 2 PLANTAS | | 0 | 0 |

**NOTES**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**

**GRUMA, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**MAIN RAW MATERIALS**

**ANNEX 10**

**CONSOLIDATED**
**Previous Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| GRUPO INDUSTRIAL MASECA, S.A. DE C.V. Y SUBS. | | | | | |
| CORN | AGRICULTURISTS | CORN | BARTLET & CO. CARGILL AMERICAS, INC. THE SHOULER INC. | NO | 61.00 |
| -- | | | | | |
| GRUMA CENTROAMERICA | | | | | |
| CORN | PRODUCERS | CORN | A.D.M. - USA | S | 54.00 |
| RICE | PRODUCERS | RICE | A.D.M. - USA | S | 81.00 |
| PALMITO | PRODUCERS | | | | 44.00 |
| -- | | | | | |
| -- | | | | | |
| GRUMA VENEZUELA | | | | | |
| CORN | PRODUCERS | | | | 83.00 |
| RICE | PRODUCERS | | | | 94.00 |
| -- | | WHEAT | A.D.M. - USA | NO | 90.00 |
| PRODUCTOS Y DISTRIBUIDORA AZTECA, S.A. DE C.V. Y SUBS. | | | | | |
| -- | | | | | |
| WHEAT: | | | | | |
| WHEAT CORN | Molinera de México | | | | |
| -- | Molinos Azteca | | | | 63.21 |
| LARD | Aceites y Grasas/Dist.Soba | | | | |
| BICARBONATE | Dermet de México | | | | |
| BAGS | Peliculas Plásticas/Plemsa | | | | 16.64 |
| CORN: | | | | | |
| CORN FLOUR | Molinera de México | | | | |
| -- | Harinera de Maiz de Mexicali | | | NO | 72.48 |
| CONSERVATIVE | Kemin | | | | |
| BAGS | Peliculas Plásticas/Plemsa | | | | 8.38 |
| PLASTIC | Mercantil Corma | | | | |
| FRITTER: | | | | | |
| FLOUR TACO SHELL | Harinera de Maiz de Mexicali | | | | 48.70 |
| -- | Molinos Azteca | | | | |
| SALT | Productos Picantes | | | | |
| COLORING YELLOW | Representaciones Ibarra | | | | |
| BAGS | Peliculas Plásticas/Plemsa | | | | 17.00 |
| MOLINERA DE MEXICO, S.A. DE C Y SUBS. | | | | | |
| WHEAT | AGRICULTURISTS | WHEAT | ADM MILLING CO. | NO | 82.00 |
| -- | | | JAMES RICHARDSON INTL LIMITE | | |
| -- | | | CARGILL DE MEXICO, SA DE CV | | |
| -- | | | ATTEBURY GRAIN INC. FARMLAND INDUSTRIES INC. CONTINENTAL GRAIN SCOULAR | | |
| GRUMA CORPORATION Y SUBS. | | | | | |
| CORN FLOUR | AZTECA MILLING | | | | 34.00 |
| CORN | BARTLET, PIONEER | | | | 53.00 |

**MAIN RAW MATERIALS**



**ANNEX 10**

**CONSOLIDATED**
**Previous Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| | AGRICULTURISTS | | | | |

**NOTES**

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR: **2002**

**GRUMA, S.A. DE C.V.**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Previous Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| CORN FLOUR | 686,574 | 1,635,331 | 682,449 | 2,284,396 | 70.00 | MASECA | TORTILLERIAS, TIEN AUTOSERVICIOS |
| TORTILLA CORN | 3,795 | 11,149 | 3,543 | 22,724 | 28.00 | MISION | TIENDAS DE CONVENII |
| TORTILLA WHEAT | 2,074 | 9,027 | 2,074 | 25,145 | 29.00 | MISION | TIENDAS DE CONVENII |
| FRITTER | 1,904 | 20,149 | 1,639 | 19,747 | 43.00 | MISION | TIENDAS DE CONVENII |
| CORN WHEAT | 264,762 | 497,199 | 244,547 | 712,652 | | DILUVIO,MTY.SELECTA | TIENDAS DE AUTOSER |
| SERVICES AND OTHER | | | | 7,015 | | | TIENDAS DE AUTOSER |
| TOTAL | | 2,172,855 | | 3,071,679 | | | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA**
**GRUMA, S.A. DE C.V.**

QUARTER: **2** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**


**CONSOLIDATED**
**Previous Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| PRODUCTOS CENTRO Y | | | | | | | |
| CORN FLOUR AND WHEA | | | 264,462 | 1,038,079 | C. Y S.AMERICA | MASECA,MASA RICA | AUTOSERVICIOS |
| TORTILLA | | | 6,114 | 68,364 | | | |
| PALMITO (BOX Eq.) | | | 394,727 | 79,627 | EUROPA | GIGANTE VETDE | GIGANTE VETDE |
| TOSTY | | | 1,259 | 19,492 | C. Y S.AMERICA | TOSTY | DETALLISTAS |
| RICE (quintales) | | | 16,535 | 76,832 | C. Y S.AMERICA | LUISIANA | AUTOSERVICIOS |
| OAT | | | 8,379 | 84,122 | S.AMERICA | | |
| PRODUCTOS E.E.U.U.: | | | | | | | |
| CORN FLOUR | | | 167,817 | 847,669 | E.U.A. | GUERRERO, MISSION | PUBLICO EN GRAL. |
| TORTILLA,CHIPS,SHEL | | | 262,612 | 3,467,531 | E.U.A. | GUERRERO, MISSION | PUBLICO EN GRAL. |
| SERVICES AND OTHER | | | | 46 | | | |
| **TOTAL** | | | | 5,681,762 | | | |

**NOTES**

## ANNEX 12

### CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

**NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED**

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 42,609,669

Number of shares Outstanding at the Date of the NFEA: — 441,725,086
( Units )

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

**DIVIDENDS COLLECTED IN THE PERIOD**

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

**DETERMINATION OF THE NFEA OF THE PRESENT YEAR**

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PROF | 0 |
| - DETERMINED WORKER | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

**BALANCE OF THE NFEA AT THE END OF THE PERIOD**

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 43,693,555

Number of shares Outstanding at the Date of the NFEA: — 448,429,186
( Units )

**ANNEX 12**
**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

| | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : **0000** | 0 |
| Number of shares Outstanding at the Date of the NFEA : (Units) | 0 |

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 0

Number of Shares Outstanding at the Date of the NFEAR: ( Units ) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 0

Number of shares Outstanding at the Date of the NFEAR ( Units ) 0

STOCK EXCHANGE CODE: **GRUMA**
**GRUMA, S.A. DE C.V.**

QUARTER: **2** YEAR **2002**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| B | | 0 | 448,429,186 | | | 448,429,186 | 4,378,459 | |
| **TOTAL** | | | **448,429,186** | **0** | **0** | **448,429,186** | **4,378,459** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE**
448,429,186
**SHARES PROPORTION BY :**

**CPO'S :** 0
**UNITS :** 0
**ADRS's :** 4 ORDINARY SHARES FOR 1 ADR
**GDRS's :** 0
**ADS's :** 0
**GDS's :** 0

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|
| B | 4,120,766 | 9.71000 | 11.29000 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **2** YEAR **2002**

**GRUMA, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

**C.P. JUAN A. QUIROGA GARCIA**
**DIRECTOR CORPORATIVO**

**ING. ROGELIO SANCHEZ MARTINEZ**
**SUB-DIRECTOR FINANZAS CORPORATIVAS**

**SAN PEDRO GARZA GARCIA, NL, AT JULY 25 OF 2002**

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

**STOCK EXCHANGE CODE**: GRUMA　　　　DATE: 25/07/2002

**ISSUING'S GENERAL INFORMATION**

| | |
|---|---|
| **FIRM:** | GRUMA, S.A. DE C.V. |
| **ADDRESS:** | RIO DE LA PLATA 407 OTE COL. DEL VALLE |
| **CODE ZONE:** | 66220 |
| **CITY AND STATE:** | SAN PEDRO GARZA GARCIA, NL |
| **TELEPHONE:** | (81) 8335-99-00 |
| **FAX:** | (81) 8399-33-59 |
| **E-MAIL:** | administration@gruma.com |
| **INTERNET ADDRESS:** | www.gruma.com |

**ISSUING'S TAX INFORMATION**

| | |
|---|---|
| **COMPANY'S R.F.C.:** | GRU8109021E3 |
| **ADDRESS:** | RIO DE LA PLATA 407 OTE. COL. DEL VALLE |
| **CODE ZONE:** | 66220 |
| **CITY AND STATE:** | SAN PEDRO GARZA GARCIA, NL |

**RESPONSIBLE FOR PAYMENT**

| | |
|---|---|
| **NAME:** | ING. ROGELIO SANCHEZ MARTINEZ |
| **ADDRESS:** | CALZADA DEL VALLE 407 OTE. COL. DEL VALLE |
| **CODE ZONE:** | 66220 |
| **CITY AND STATE:** | SAN PEDRO GARZA GARCIA, NL |
| **TELEPHONE:** | 01 (81) 8399-33-11 |
| **FAX:** | 01 (81) 8399-33-59 |

**OFFICIALS' INFORMATION**

| | |
|---|---|
| **MSE POSITION:** | CHAIRMAN OF THE BOARD |
| **POSITION:** | CHAIRMAN |
| **NAME:** | MR. ROBERTO GONZALEZ BARRERA |
| **ADDRESS:** | PASEO DE LA REFORMA 300 COL. CUAUHTEMOC |
| **CODE ZONE:** | 06500 |
| **CITY AND STATE:** | SAN PEDRO GARZA GARCIA, NL |
| **TELEPHONE:** | 01 (55) 5227-4717 |
| **FAX:** | 01 (55) 5207-5587 |
| **E-MAIL ADDRESS:** | roberto_gonzalez@gruma.com |

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

**STOCK EXCHANGE CODE**: GRUMA DATE: 25/07/2002

---

**MSE POSITION:** CHIEF OF STAFF
**POSITION:** CHIEF OF STAFF
**NAME:** -- NOT AVAILABLE--
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-00
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** administracion@gruma.com

---

**MSE POSITION:** CHIEF FINANCIAL OFFICER
**POSITION:** CHIEF FINANCIAL OFFICER
**NAME:** LIC. RAUL CAVAZOS MORALES
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-13
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** raul_cavazos@gruma.com

---

**MSE POSITION:** RESPONSIBLE FOR QUARTERLY FINANCIAL INFORMATION SENDING
**POSITION:** VICEPRESIDENT CORPORATE FINANCE
**NAME:** ING. ROGELIO SANCHEZ MARTINEZ
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-11
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** rogelio_sanchez@gruma.com

---

**MSE POSITION:** RESPONSIBLE LEGAL AREA
**POSITION:** GENERAL COUNCEL
**NAME:** LIC. SALVADOR VARGAS GUAJARDO
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-07
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** salvador_vargas@gruma.com

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

**STOCK EXCHANGE CODE**: GRUMA DATE: 25/07/2002

---

**MSE POSITION:** BOARD SECRETARY
**POSITION:** GENERAL COUNCEL
**NAME:** LIC. SALVADOR VARGAS GUAJARDO
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-07
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** salvador_vargas@gruma.com

---

**MSE POSITION:** INVESTOR RELATIONS
**POSITION:** INVESTOR RELATIONS
**NAME:** C.P. LILIA GOMEZ DELGADILLO
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-24
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** lilia_gomez@gruma.com

---

**MSE POSITION:** RESPONSIBLE OF SENDING INFORMATION BY EMISNET
**POSITION:** VICEPRESIDENT CORPORATE FINANCE
**NAME:** ING. ROGELIO SANCHEZ MARTINEZ
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-11
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** rogelio_sanchez@gruma.com

---

**MSE POSITION:** RESPONSIBLE OF SENDING RELEVANT EVENTS BY EMISNET
**POSITION:** VICEPRESIDENT CORPORATE FINANCE
**NAME:** ING. ROGELIO SANCHEZ MARTINEZ
**ADDRESS:** CALZADA DEL VALLE 407 OTE. COL. DEL VALLE
**CODE ZONE:** 66220
**CITY AND STATE:** SAN PEDRO GARZA GARCIA, NL
**TELEPHONE:** 01 (81) 8399-33-11
**FAX:** 01 (81) 8399-33-59
**E-MAIL ADDRESS:** rogelio_sanchez@gruma.com

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

**STOCK EXCHANGE CODE**: GRUMA
GRUMA, S.A. DE C.V.

DATE: 25/07/2002

**BOARD OF DIRECTORS**

**SERIE** **B**

**POSITION** **CHAIRMAN**

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. ROBERTO GONZALEZ BARRERA

**POSITION** **OWNER DIRECTOR(S)**

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. ALLEN ANDREAS

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. ROBERTO GONZALEZ MORENO

FROM: 01/01/2002 TO: 31/12/2002
NAME: ING. CARLOS HANK RHON

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. ROBERTO HERNANDEZ RAMIREZ

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. JUAN MANUEL LEY LOPEZ

FROM: 01/01/2002 TO: 31/12/2002
NAME: DR. EDUARDO LIVAS CANTU

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. ROMAN MARTINEZ MENDEZ

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. PAUL B. MULHOLLEM

FROM: 01/01/2002 TO: 31/12/2002
NAME: ING. BERNARDO QUINTANA ISAAC

FROM: 01/01/2002 TO: 31/12/2002
NAME: ING. ALFONSO ROMO GARZA

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. ADRIAN SADA GONZALEZ

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

**STOCK EXCHANGE CODE**: GRUMA
GRUMA, S.A. DE C.V.

DATE: 25/07/2002

FROM: 01/01/2002 TO: 31/12/2002
NAME: ING. JAVIER VELEZ BAUTISTA

---

**POSITION ALTERNATE DIRECTOR(S)**

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. RAUL CAVAZOS MORALES

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. JAIME COSTA LAVIN

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. SERGIO GARCIA BOULLE

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. MANUEL GÜEMES DE LA VEGA

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. ALFREDO LIVAS CANTU

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. ESTEBAN MALPICA FOMPEROSA

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. DIEGO QUINTANA KAWAGE

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. JUAN ANTONIO QUIROGA GARCIA

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. ADRIAN RODRIGUEZ MACEDO

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. DOUGLAS J. SCHMALZ

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. DAVID J. SMITH

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. EDGAR VALVERDE RUBIZEWZKY

FROM: 01/01/2002 TO: 31/12/2002
NAME: MR. FRANCISCO VILLARREAL VIZCAINO

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

**STOCK EXCHANGE CODE**: GRUMA
GRUMA, S.A. DE C.V.

DATE: 25/07/2002

---

**POSITION** **OWNER EXAMINER(S)**

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. HUGO LARA SILVA

---

**POSITION** **ALTERNATE EXAMINER(S)**

FROM: 01/01/2002 TO: 31/12/2002
NAME: C.P. CARLOS ARREOLA ENRIQUEZ

---

**POSITION** **OWNER SECRETARY**

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. SALVADOR VARGAS GUAJARDO

---

**POSITION** **ALTERNATE SECRETARY**

FROM: 01/01/2002 TO: 31/12/2002
NAME: 0 0 0 0

FROM: 01/01/2002 TO: 31/12/2002
NAME: LIC. GUILLERMO ELIZONDO RIOS

## SIGNATURE

## FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.
(Registrant)

Date: August 21, 2002

By:____________________
Raúl Cavazos Morales
Chief Financial Officer